Hanmi Financial Corporation





Hanmi Bank's Twentieth Anniversary: 1982 - 2002

Hanmi Financial Corporation (Nasdaq: HAFC) is the parent company of Hanmi Bank, founded in 1982 in Los Angeles, California. Hanmi Bank is one of the leading banks providing services to the multi-ethnic communities of California, with 14 full-service offices in Los Angeles, Orange, San Diego, and Santa Clara counties. Hanmi Bank specializes in commercial, SBA, trade finance, and consumer lending. The Bank's mission is to provide varied quality products and premier services to its customers and to maximize shareholder value. Hanmi can be reached on the worldwide web at www.hanmibank.com.



FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

FOR THE YEAR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Interest Income	48,262	43,954	41,538	33,530	26,912
Non-Interest Income	20,913	16,987	14,819	12,786	10,391
Non-Interest Expense	38,333	32,028	27,796	24,628	19,782
Net Income	17,030	16,810	15,523	12,006	9,264
AT YEAR END					
Total Assets	1,456,298	1,158,760	1,034,610	740,259	650,765
Net Loans(1)	1,004,139	821,062	620,522	474,650	331,286
Total Deposits	1,283,979	1,042,353	934,581	655,730	586,284
PERFORMANCE RATIOS					
Return on Average Assets	1.30%	1.53%	1.78%	1.74%	1.69%
Return on Average Equity	15.08%	17.56%	19.81%	18.50%	16.71%
Earnings Per Share(2)	$1.23	$1.23	$1.14	$0.89	$0.71
CAPITAL RATIOS					
Total Risk-Based Capital	12.14%	12.87%	12.37%	13.88%	12.86%
Tier 1 Capital to Average Total Assets	8.50%	8.86%	8.46%	9.20%	8.66%

(1) Represents the sum of loans receivable, net of allowance for loan losses, and loans held for sale, at the lower of cost or market.

(2) Basic

ASSET GROWTH



1,400,000
1,200,000
1,000,000
800,000
600,000

Assets increased 25.7% to
$1,456 million in 2002

DEPOSIT GROWTH



1,200,000
1,000,000
800,000
600,000
400,000

Deposits also increased 23.2% to
$1,284 million in 2002

NET INCOME



16,000
14,000
12,000
10,000
8,000

Net income also increased 1.3% to
$17.0 million in 2002

Chairman of the Board, CHANG KYU PARK



President and Chief Executive Officer, CHUNG HOON YOUK



It is my pleasure to report that, in keeping with Hanmi Bank's proud 20-year history, 2002 marked yet another successful year for our firm. Despite the numerous challenges that beset the economy, Hanmi Bank was able to continue its mission of stable asset-growth, while solidifying its position as the leading community bank serving the Korean-American market.

2002 was a banner year: it marked the 20th anniversary of our founding. Two decades of prosperity are impossible to achieve alone; we couldn't have done it without our dedicated employees and loyal customers. That's why, in 2002, we held a special Appreciation Ceremony, a day we shared with Hanmi Bank customers and local community leaders. We also published the ***Hanmi Bank 20th Anniversary Yearbook***. More than just a labor of love, the ***Yearbook*** traces Hanmi Bank's 20-year tradition of dedicated commitment, as well as the economic achievements of the community we serve. We feel that the ***Yearbook*** will prove an invaluable reference in years to come; it charts the progress of the Korean-American community—a daunting task, given the general paucity of reliable historical immigration documents.

The year 2002 also saw a renewed focus on our customers, with new products such as Free Checking, to reward our patrons for


10억불
은행의시대

their unwavering loyalty. We also unveiled our Customer First program in 2002, based on our firm belief that most clients would willingly trade a few basis points for a better service experience. Our assessment was right: Customer First has transformed mere "customer satisfaction" into genuine "customer delight." Customer First also makes a bold statement about Hanmi Bank: We're proud to lead the way in customer service, and will continue with this vital mission as we move forward, earning us a well-deserved reputation as one of the most customer-friendly banks in the country.

Hanmi Bank deposits grew significantly in 2002. In fact, they increased by 23 percent, from just over $1 billion in 2001, to nearly $1.3 billion in 2002. This is particularly impressive, given the context of low interest rates that characterized the year. These deposits also enabled Hanmi Bank to effectively net an additional $17 million, as they provided a relatively inexpensive means to fund bank operations.

Loan originations contributed to our 2002 success, too: total loans grew from $833 million the year before to $1 billion—a 25 percent increase. Despite the recent economic downturn, the credit quality of our portfolio remains strong. This is due to Hanmi

Bank's strict adherence to credit criteria, as well as our proactive risk management. We were able to hold our non-performing asset ratio at a constant 0.6 percent, while maintaining what we believe to be an adequate margin for losses: that is, 1.20 percent of the loans issued in 2002. Net charge-offs dropped almost by half, from 0.5 percent to 0.28 percent.

At Hanmi Bank, commercial lending is our core business; we have leveraged our strengths to grow this segment. As we look ahead, new programs such as our Express Business Loan, or EBL, promise strong growth potential. EBL was designed specifically to meet the credit needs of the small businesses in our communities, and provides an attractive product that can be expanded to reach a broader section of the bank's target market. In 2002, Hanmi Bank's EBL portfolio grew to $16 million—a 51 percent increase.

Hanmi Bank continues to grow physically, too. In October, 2002, we opened our thirteenth branch, in Torrance, California. This expands our presence in the South Bay area, and should bolster our deposit foundation as we move forward. In keeping with our customer-focused philosophy, the new Torrance branch is open seven days a week, to better meet the needs of the community it serves.

Hanmi Bank's stability and growth are reflected in our stock, too. HAFC's share price increased 25 percent in 2002, which is especially respectable, considering that, in the same period, the S&P 500 dropped 23 percent, and the NASDAQ fell 32 percent. Our consistent and stable asset-growth, strong capital ratios, and superior asset quality all contribute to the ever-widening market recognition that HAFC has enjoyed.

The year 2002 also had the dubious distinction of being marked, nationally, by corporate scandal. At Hanmi Bank, our employees, executives, and Board of Directors will continue to support the integrity of our balance sheet, transparent operations, and healthy corporate governance to ensure that our organizational culture best serves the interest of our shareholders. Furthermore, we fully support—and comply with—the Sarbanes-Oxley Act, the new law designed to protect investors by improving the accuracy and reliability of corporate disclosures.

Although the timing and magnitude of economic recovery are not yet established, and the immediate future is fraught with geopolitical uncertainty, we believe that our strong core foundation and proven business strategies will bring us another outstanding year of growth in 2003—and beyond. None of this would be possible, of course, without the tireless efforts of our employees, the dedicated loyalty of our customers, or the indispensable support of our shareholders, and we would thus like to close this message with our heartfelt gratitude for them all.

Chung Hoon Youk
President and Chief Executive Officer



Chang Kyu Park
Chairman of the Board



AN OVERVIEW OF 2002



Twenty years ago, several local Korean-American businessmen perceived a common, and growing, need in the burgeoning Korean-American community of Los Angeles: their fellow immigrants required banking services, yet faced an often insurmountable language barrier. After nearly three years of arduous work, they succeeded in founding the first Korean-American bank, utilizing capital from first-generation immigrants, on U.S. soil.

Hanmi Bank opened its doors with seed money of just $5 million. Today, the bank has $124 million in capital, and $1.45 billion in total assets. It also ranks in the NASDAQ's Top 1000 for stock market capitalization in 2002.

What, then, has accounted for this phenomenal growth?

Initially, Hanmi Bank focused its efforts on new Korean immigrants who were having difficulty securing loans from mainstream commercial banks. This formula was a successful one: 20 years later, Hanmi is the leading bank to serve the Korean-American community—and many others, too. Today, Hanmi Bank offers a full range of commercial and consumer-banking services, trade

"CUSTOMER FIRST"


6
3 5
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financing services, and non-banking products such as investments and insurance. We have our customers, employees, shareholders, and local communities to thank for our success, and in 2002—our 20th anniversary year—we held a celebration to show our support for all the people who have nurtured our growth, and helped make us the leading financial institution among Korean-American banks.

Our 2002 slogan was "Customer First." For 20 years, that's the way we've conducted business at Hanmi Bank: face-to-face, personal, and individualized. We think it's a good practice. It's also good business: our customer-first attitude has strengthened the bond between our firm and our patrons, and it's a bond we'll continue supporting as we move forward. Indeed, 2003 will mark the transition from "Customer First" to "Customer Convenience," as we continue to differentiate ourselves from the big low-rate, low-service banks that dominate the market. It's our way of better helping our existing customers, and attracting new ones, too. We are constantly evaluating our customer-service model, and always looking for ways to improve—that's what prompted the first of our branches to add convenient Sunday hours.

"COMBI" AND "FREE CHECKING"



2002 marked the launch of several new Hanmi Bank product and service offerings. The new Combi account was designed to benefit multi-relationship customers while also promoting cross-sell opportunities. Hanmi Bank's new Free Checking service helped broaden our market share, introducing new customers to Hanmi's excellent portfolio of products and services. Features such as unlimited check-writing, no minimum balance requirements, and no monthly service fees make our Free Checking an attractive alternative for value-conscious consumers.

In 2002, Hanmi Bank also unveiled property and health insurance products (in addition to our already-available life insurance), strengthening our position as a full-service financial products provider. These products are not only good for the customers, they're good for the bank, too: they will provide steady income in the years ahead.

Hanmi Bank added more loan products in 2002. We've developed a successful small-business lending vehicle called the Express Business Loan (or EBL). Developed as part of an effort to increase loans to small businesses, the EBL utilizes a formulated score system to approve loans up to $50,000. Despite the recent economic downturn that has challenged many small businesses, Hanmi's EBL portfolio remains strong, with good credit quality overall. As part of our mission to keep pace with the growing needs of small businesses in our communities, we will be increasing the lending limit to $100,000 in 2003.

Hanmi Financial is committed to generating strong returns for our shareholders by building upon our expertise in the niche markets we serve. In 2002, our share price increased 25 percent—while the NASDAQ Composite and S&P 500 dropped by 32 and 23 percent, respectively. This appreciation was all the more remarkable, considering that the Hanmi Bank name has been known on Wall Street for only two years. But it wasn't the two years in Manhattan that accounted for our success; it's the ***twenty*** years of commitment to our niche market, and our niche-focused strategy, that have helped us succeed. Looking forward, we will continue to work to improve shareholder value and increase market recognition by cultivating strategic alliances with new and existing investors.

















GROWTH STRATEGY IN THE FUTURE



Hanmi Bank started with one office. Today, there are fourteen. In October 2002, we opened our thirteenth branch office, in Torrance, California. Hanmi Bank has averaged one or two new branches per year for the last several years; we intend to maintain this growth in the future. Three new California branches are slated for opening in 2003, in San Jose, Buena Park, and Los Angeles. In fact, the San Jose branch is already in business, having opened its doors on February 11th. It's poised to target high-technology industries and subsidiaries of Korean companies. It is Hanmi's fourteenth office, and the first in Northern California.

It's been 20 years since that forward-looking group of Korean-American entrepreneurs joined together to found Hanmi Bank. In that time, we've demonstrated the efficacy of our niche-focused strategy, and our ability to generate consistent growth. Looking ahead, we foresee significant opportunities for Hanmi Bank to maximize its earnings potential, and to transcend its status as a Korean-American-focused bank, to the leading multi-ethnic-based community bank. As we build upon our strong foundation of success, we continually rededicate ourselves to customer-driven service and sustained growth. Although the nascent economic recovery and interest environment are uncertain for 2003, we remain confident that Hanmi Bank will deliver another exceptional year, focusing on profitability and convenience-oriented customer service.





UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-30421

Hanmi Financial Corporation

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**95-4788120** *(I.R.S. Employer Identification No.)*
3660 Wilshire Boulevard **Suite PH-A** **Los Angeles, CA 90010** *(Address of principal executive offices)*	**90010** *(Zip Code)*

(213) 382-2200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 or Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

As of June 28, 2002, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $151,080,000.

Number of shares of common stock of the registrant outstanding as of January 29, 2003 was approximately 13,915,000 shares.

The following documents are incorporated by reference herein:

Document Incorporated	Part of Form 10-K Into Which Incorporated
Definitive Proxy Statement for the Annual Meeting of Stockholders which will be filed within 120 days of the fiscal year ended December 31, 2002	Part III

FORWARD-LOOKING STATEMENTS

Some of the statements under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 10-K constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement. For a discussion of some of the factors that might cause such a difference, see "ITEM 1. BUSINESS — Factors That May Affect Future Results of Operations".

PART 1

Item 1. *Business*

General

Hanmi Financial Corporation ("Hanmi Financial" or the "Company") is a Delaware corporation incorporated on March 14, 2000 pursuant to a Plan of Reorganization and Agreement of Merger to be the holding company for Hanmi Bank (the "Hanmi Bank"). The Company became the holding company for Hanmi Bank in June, 2000, and is subject to the Bank Holding Company Act of 1956, as amended.

The principal office of Hanmi Financial is located at 3660 Wilshire Boulevard, Suite, Penthouse Suite "A", Los Angeles, California 90010, and its telephone number is (213) 382-2200

Hanmi Bank, the sole subsidiary of the Company, was incorporated under the laws of the State of California on August 24, 1981, and was licensed by the California Department of Financial Institutions on December 15, 1982. Hanmi Bank's deposit accounts are insured under the Federal Deposit Insurance Act up to applicable limits thereof, and the Bank is a member of the Federal Reserve System. Hanmi Bank's headquarters office is located at 3660 Wilshire Boulevard, Penthouse Suite "A", Los Angeles, California 90010.

Hanmi Bank is a community bank conducting general business banking with its primary market encompassing the multi-ethnic population of the Los Angeles, Orange, San Diego and Santa Clara counties. Hanmi Bank's full-service offices are located in business areas where many of the businesses are run by immigrants and other minority groups. Hanmi Bank's client base reflects the multi-ethnic composition of these communities. Hanmi Bank currently has fourteen full-service branches. Of the fourteen branches, Hanmi Bank opened eleven as de novo branches and acquired the other three through acquisition. During 2002, Hanmi bank opened a branch in Torrance in Los Angeles county. Hanmi Bank also opened a branch in Santa Clara in the first quarter of 2003.

Market Area

Hanmi Bank has been providing its banking services primarily in the areas of Koreatown in Los Angeles. In recent years, Hanmi Bank has expanded its service areas to Santa Clara in the Northern California, and to San Diego in the Southern California. In the Greater Los Angeles area, the competition in Hanmi Bank's service areas is intense for both loans and deposits. While the market is dominated by a few mega banks with many offices operating over a wide geographic area, savings banks, thrift and loan associations, credit unions, mortgage companies, insurance companies, and other lending institutions, Hanmi Bank's major competitors are relatively smaller community banks which focus their marketing efforts on Korean-American businesses in Hanmi Bank's service areas.

Lending Activities

Hanmi Bank originates loans for its own portfolio and for sale in the secondary market. Lending activities include commercial loans, Small Business Administration ("SBA") guaranteed loans, real estate construction loans, commercial real estate loans, residential mortgage loans, and consumer loans.

Commercial Loans

Hanmi Bank offers commercial loans for intermediate and short-term credit. Commercial loans may be unsecured, partially secured or fully secured. The majority of the origination of commercial loans is in Los Angeles County and Orange County. Loan maturities are normally 12 months to 60 months. Hanmi Bank requires a complete re-analysis before considering any extension on loans. Hanmi Bank finances primarily small and middle market businesses in a wide spectrum of industries. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest. In general, it is the intent of Hanmi Bank to take collateral whenever possible regardless of the loan purposes. Collateral may include liens on inventory, accounts receivable, fixtures and equipment and, in some cases, leasehold improvements and real estate. As a matter of policy, Hanmi Bank requires all principals of a business to be co-obligors on all loan instruments and all significant stockholders of corporations to execute a specific debt guaranty. All borrowers must demonstrate the ability to service and repay not only Hanmi Bank debt, but also all outstanding business debt, exclusive of collateral, on the basis of historical earnings or reliable projections.

Commercial and industrial loans consist of credit lines for operating needs, loans for equipment purchases and working capital, and various other business practices.

As compared to consumer lending, commercial lending entails significant additional risks. These loans typically involve larger loan balances and are generally dependent on the business cash flow and, thus, may be subject to adverse conditions in the general economy or in a specific industry.

Small Business Administration Guaranteed Loans

Hanmi Bank originates loans qualifying for guarantees issued by the United States SBA, an independent agency of the federal government. The SBA guarantees on such loans currently range from 75% to 85% of the principal and accrued interest. Under certain circumstances, the guarantee of principal and interest may be less than 75%. In general, the guaranteed percentage is less than 75% for loans over $1.3 million. As of December 31, 2002, Hanmi Bank had 5 SBA loans totaling $7.7 million that exceeded $1.3 million. Hanmi Bank typically requires that SBA loans be secured by business assets and by a first or second deed of trust on any available real property. SBA loans have terms ranging from 7 to 25 years depending on the use of the proceeds. To qualify for a SBA loan, a borrower must demonstrate the capacity to service and repay the loan, exclusive of the collateral, on the basis of historical earnings or reliable projections.

Hanmi Bank generally sells to unrelated third parties a substantial amount of the guaranteed portion of the SBA Guaranteed loans that it originates. In 2002, Hanmi Bank originated $54 million of SBA loans and sold $38 million. In 2001, Hanmi Bank originated $47 million of SBA loans and sold $24 million. In 2000, Hanmi Bank originated $42 million of SBA loans and sold $23 million. When Hanmi Bank sells a SBA loan, Hanmi Bank may be obligated to repurchase the loans (for a period of 90 days after the sale) if the loans fail to comply with certain representations and warranties given by Hanmi Bank. Hanmi Bank retains the obligation to service the SBA loans, for which it receives the servicing fees. Those unsold portions of the SBA loans that remain owned by Hanmi Bank are included in its balance sheet. As of December 31, 2002, Hanmi Bank had $66.4 million in SBA loans remaining on its balance sheet, and was servicing $89.6 million of sold SBA loans.

Loans Secured by Real Estate

Real estate lending involves risks associated with the potential decline in the value of underlying real estate collateral and the cash flow from income producing properties. Declines in real estate values and cash flows can be caused by a number of factors, including adversity in general economic conditions, rising interest rates, changes in tax and other laws and regulations affecting the holding of real estate, environmental conditions, governmental and other use restrictions, development of competitive properties and increasing vacancy rates. Hanmi Bank's real estate dependence increases the risk of loss both in Hanmi Bank's loan portfolio and any holdings of other real estate owned when real estate values decline.

Commercial Mortgage Loans — Hanmi Bank offers commercial real estate loans. These loans are collateralized by first deeds of trust. When real estate collateral is owner-occupied, to support the value of the real estate collateral, the bank obtains formal appraisals in accordance with applicable regulations. Hanmi Bank also considers the cash flow from the business. The majority of the properties securing these loans are located in Los Angeles and Orange counties.

Hanmi Bank's commercial real estate loans are principally secured by owner-occupied commercial and industrial buildings. Generally, these types of loans are made for a period of up to seven years, with monthly payments based upon a portion of the principal plus interest, and with a loan-to-value ratio of 65% or less, using an adjustable rate indexed to the prime rate appearing in the west coast edition of The Wall Street Journal. Hanmi Bank also offers fixed rate loans. Amortization schedules for commercial loans generally do not exceed 25 years.

Payments on loans secured by such properties are often dependent on successful operation or management of the properties. Repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Hanmi Bank seeks to minimize these risks in a variety of ways, including limiting the size of such loans and strictly scrutinizing the property securing the loan. When possible, Hanmi Bank also obtains corporate or individual guarantees from financially capable parties. Hanmi Bank's lending personnel inspect substantially all of the properties securing Hanmi Bank's real estate loans before the loan is approved. Hanmi Bank requires title insurance insuring the status of its lien on all of the real estate secured loans when a first trust deed on the real estate is taken as collateral. Hanmi Bank also requires the borrower to maintain fire, extended coverage casualty insurance and, if the property is in a flood zone, flood insurance, in an amount equal to the outstanding loan balance, subject to applicable laws that may limit the amount of hazard insurance a lender can require to replace such improvements. Hanmi cannot assure that these procedures will protect against losses on loans secured by real property.

Real Estate Construction Loans — Hanmi Bank finances the construction of residential, commercial and industrial properties within Hanmi Bank's market area. The future condition of the local economy could negatively impact the collateral values of such loans.

Hanmi Bank's construction loans typically have the following characteristics:

- maturities of two years or less;
- a floating rate of interest based on the Bank's base lending rate;
- minimum cash equity of 35% of project cost;
- advance of anticipated interest costs during construction; advance of fees;
- first lien position on the underlying real estate;
- loan-to-value ratios generally not exceeding 65%; and
- recourse against the borrower or a guarantor in the event of default.

Hanmi Bank does not typically commit to making permanent loans on the property unless the permanent loan is a government guaranteed loan. Hanmi Bank does not participate in joint ventures or take an equity interest in connection with its construction lending.

Construction loans involve additional risks compared to loans secured by existing improved real property. These include the following:

- the uncertain value of the project prior to completion;
- the inherent uncertainty in estimating construction costs, which is often beyond the control of the borrower;
- construction delays and cost overruns;
- possible difficulties encountered by municipal or other governmental regulation during construction; and
- the difficulty in accurately evaluating the market value of the completed project.

As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If Hanmi Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that Hanmi Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loans as well as the related foreclosure and holding costs. In addition, Hanmi Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. Hanmi Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk in construction lending. Among other things, qualified and bonded third parties are engaged to provide progress reports and recommendations for construction disbursements. No assurance can be given that these procedures will prevent losses arising from the risks described above.

Residential Mortgage Loans — Hanmi Bank originates fixed rate and variable rate mortgage loans secured by one-to-four family properties with amortization schedules of 15 to 30 years and maturities of up to 30 years. The loan fees charged, interest rates and other provisions of Hanmi Bank's residential loans are determined by an analysis of Hanmi Bank's cost of funds, cost of origination, cost of servicing, risk factors and portfolio needs.

Loans to Individuals

Loans to individuals, also termed consumer loans, are extended for a variety of purposes. Most are for the purchase of automobiles. Other consumer loans include secured and unsecured personal loans, home improvement, equity lines, overdraft protection loans, and unsecured lines of credit. Management assesses the borrower's ability to repay the debt through a review of credit history and ratings, verification of employment and other income, review of debt-to-income ratios and other measures of repayment ability. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. An appraisal is obtained from a qualified real estate appraiser for substantially all loans secured by real estate. Most of Hanmi Bank's loans to individuals are repayable on an installment basis.

Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance, because the collateral is more likely to suffer damage, loss or depreciation. The remaining deficiency often does not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, the collection of loans to individuals is dependent on the borrower's continuing financial stability, and thus is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, various federal and state laws, including bankruptcy and insolvency laws, often limit the amount which the lender can recover on loans to individuals. Loans to individuals may also give rise to claims and defenses by a consumer borrower against the lender on these loans, and a borrower may be able to assert these claims and defense against any assignee of the note that the borrower has against the seller of the underlying collateral.

Off-Balance Sheet Commitments

As part of its service to its small to medium sized business customers, Hanmi Bank from time to time issues formal commitments and lines of credit. These commitments can be either secured or unsecured. They may be in the form of revolving lines of credit for seasonal working capital needs. However, these commitments may also take the form of commercial letters of credit and standby letters of credit. Commercial letters of credit facilitate import trade. Standby letters of credit are conditional commitments issued by Hanmi Bank to guarantee the performance of a customer to a third party.

The following table shows the distribution of the Hanmi Bank's undisbursed loan commitments as of the dates indicated:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Commitments to extend credit	$197,257	$124,893
Standby letters of credit	22,122	5,954
Commercial letters of credit	21,316	20,415
Guaranteed credit cards	3,465	2,979
Total	$244,160	$154,241

Lending Procedures and Loan Approval Process

Loan applications may be approved by the board of directors' loan committee, and by Hanmi Bank's management and lending officers to the extent of their loan authority. Individual lending authority is granted to the Chief Executive Officer, the Chief Credit Officer, and branch and department managers. Loans for which direct and indirect borrower liability would exceed an individual's lending authority are referred to Hanmi Bank's management and, for those in excess of management's approval limits, to the loan committee.

At December 31, 2002, Hanmi Bank's authorized legal lending limits were $20.5 million for unsecured loans plus an additional $13.7 million for specific secured loans. Legal lending limits are calculated in conformance with California law, which prohibits a bank from lending to any one individual or entity or its related interests an aggregate amount which exceeds 15% of primary capital plus the allowance for loan losses on an unsecured basis, plus an additional 10% on a secured basis. Hanmi Bank's primary capital plus allowance for loan losses at December 31, 2002 totaled $136.7 million.

The highest individual lending authority at Hanmi Bank is the combined administrative lending authority for unsecured and secured lending of $3 million, which requires the approval and signatures of the Management Credit Committee including the Chief Executive Officer and Chief Credit Officer. The next highest lending authority is $500,000 for Chief Credit Officer. All other individual lending authority is substantially less.

Lending limits are authorized for the Management Credit Committee, Chief Executive Officer and other officers by the board of directors of Hanmi Bank. The Chief Credit Officer is responsible for evaluating the authority limits for individual credit officers and recommending lending limits for all other officers to the board of directors for approval.

The review of each loan application includes the applicant's credit history, income level and cash flow analysis, financial condition and the value of any collateral to secure the loan. In the case of real estate loans over a specified amount, the review of collateral value includes an appraisal report prepared by an independent bank-approved appraiser.

Hanmi Bank seeks to mitigate the risks inherent in its loan portfolio by adhering to certain underwriting practices. These practices include analysis of prior credit histories, financial statements, tax returns and cash flow projections of its potential borrowers, valuation of collateral based upon reports of independent appraisers and audits of accounts receivable or inventory pledged as security.

Asset Quality

Nonperforming assets — Nonperforming assets include nonperforming loans and other real estate owned.

Nonperforming loans — Nonperforming loans are those, which the borrower fails to perform in accordance with the original terms of the obligation and fall into one of three problem loan classifications.

Non-accrual loans — Hanmi Bank generally places loans on non-accrual status when interest or principal payments become 90 days or more past due unless the outstanding principal and interest is adequately secured and, in the opinion of management, is deemed in the process of collection. When loans are placed on non-accrual status, accrued but unpaid interest is reversed against the current year's income, and interest income on non-accrual loans is recorded on a cash basis. Hanmi Bank may treat payments as interest income or return of principal depending upon management's opinion of the ultimate risk of loss on the individual loan. Cash payments are treated as interest income where management believes the remaining principal balance is fully collectible. Additionally, Hanmi Bank may place loans, that are not 90 days past due, on nonaccrual status, if management reasonably believes the borrower will not be able to comply with the contractual loan repayment terms and collection of principal or interest is in question.

Loans 90 days or more past due — Hanmi Bank classifies a loan in this category when the borrower is more than 90 days late in making a payment of principal or interest.

Restructured loans — These are loans on which interest accrues at a below market rate or upon which a portion of the principal has been forgiven so as to aid the borrower in the final repayment of the loan, with any interest previously accrued, but not yet collected, being reversed against current income. Interest is reported on a cash basis until the borrower's ability to service the restructured loan in accordance with its terms is established.

Other real estate owned (OREO) — This category of non-performing assets consists of real estate to which Hanmi Bank has taken title by foreclosure or by taking a deed in lieu of foreclosure from the borrower. Before Hanmi Bank takes title to OREO, it generally obtains an environmental review.

Substandard and doubtful loans — Hanmi Bank monitors all loans in the loan portfolio to identify problem credits. Additionally, as an integral part of the credit review process of Hanmi Bank, credit reviews are performed by inside loan review officers throughout the year to assure accuracy of documentation and the identification of problem credits. The State of California Department of Financial Institutions and the Federal Reserve Bank of San Francisco also review Hanmi Bank and its loans during an annual safety and soundness examination.

Hanmi Bank has three classifications for problem loans:

Substandard — An asset is classified as "substandard" if it is inadequately protected by the current net worth and paying capacity of the borrower, or of the collateral pledged, if any. Credits in this category have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the possibility that Hanmi Bank will sustain some loss if the deficiencies are not corrected.

Doubtful — An asset is classified as "doubtful" if it has all the weaknesses inherent in an asset classified "substandard," and has the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of important and reasonably specific pending factors which may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined.

Loss — An asset is classified as a "loss" if it is considered uncollectible and of such little value that its continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. Any potential recovery is considered too small and the realization too distant in the future to justify retention as an asset on Hanmi Bank's books.

Another category, designated as "special mention," is maintained for loans which do not currently expose Hanmi Bank to a significant degree of risk to warrant classification in a "substandard," "doubtful" or "loss" category, but do possess credit deficiencies or potential weaknesses deserving management's close attention.

As of December 31, 2002, Hanmi Bank has $18.6 million substandard loans, and $2.5 million of doubtful loans.

Impaired loans — Hanmi Bank defines impaired loans, regardless of past due status, as those on which principal and interest are not expected to be collected under the original contractual repayment terms. Hanmi Bank charges off an impaired loan at the time management believes the collection process has been exhausted. Hanmi Bank measures impaired loans based on the present value of future cash flows discounted at the loan's effective rate, and the loan's observable market price or the fair value of collateral if the loan is collateral-dependent. At December 31, 2002, $4.9 million of loans were impaired, most of which were also on nonaccrual status. The allowance for loan losses related to impaired loans was $2 million at December 31, 2002.

Except as disclosed above, as of December 31, 2002, management was not aware of any material credit problems of borrowers that would cause it to have serious doubts about the ability of a borrower to comply with the present loan repayment terms. However, no assurance can be given that current credit problems may exist that may not have been brought to the attention of management. See "Allowance and Provisions for Loan Losses."

Allowance and Provisions for Loan Losses

Hanmi Bank maintains an allowance for loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio under prevailing and anticipated economic conditions.

Hanmi Bank follows the "Interagency Policy Statement on the Allowance for Loan and Lease Losses" and analyzes the Allowance for Loan Losses using the above factors on a monthly basis. In addition, as an integral part of the quarterly credit review process of Hanmi Bank, the Allowance for Loan Losses is reviewed for adequacy. California Department of Financial Institutions and/or Federal Reserve Bank of San Francisco may require Hanmi Bank to recognize additions to the Allowance for Loan Losses based upon its judgment of the information available to it at the time of its examination.

Hanmi Bank's Chief Credit Officer reports quarterly to Hanmi Bank's board of directors and continuously reviews loan quality and loan classifications. Such reviews assist the Board in establishing the level of allowance for loan losses. Hanmi Bank's board of directors reviews the adequacy of the allowance on a quarterly basis.

Website

The Company maintains an internet website at *www.hanmi.com*. The Company makes available free of charge on website Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on form 8-K, and any amendments thereto, as soon as reasonably practicable after the Company files such reports with the SEC. None of the information on or hyperlinked from our website is incorporated into this Annual Report on Form 10-K.

Employees

As of December 31, 2002, the Company has 356 full-time equivalent employees. Hanmi Bank's employees are not represented by a union or covered by a collective bargaining agreement.

Insurance

Hanmi Bank maintains financial institution bond and commercial insurance at levels deemed adequate by the management to protect Hanmi Bank from certain damages.

Competition

The banking and financial services industry in California generally, and in Hanmi Bank's market areas specifically, are highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial service providers. Hanmi Bank competes for loans, deposits, and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial service providers. Some of these competitors are larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than Hanmi Bank. In addition, recent federal legislation may have the effect of further increasing the pace of consolidation within the financial services industry. See "Item 1. Business — "Supervision and Regulation" and "Financial Services Modernization Legislation".

Among the advantages which the major banks have over Hanmi Bank is their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in Hanmi Bank's service areas offer specific services (for instance, trust and international banking services) which are not offered directly by Hanmi Bank. By virtue of their greater total capitalization, these banks also have substantially higher lending limits than Hanmi Bank.

Banks generally, and Hanmi Bank in particular, face increasing competition for loans and deposits from non-bank financial intermediaries including credit unions, savings and loan associations, brokerage firms, thrift and loan companies, mortgage companies, insurance companies, and other financial and non-financial institutions. In addition, there is increased competition among banks, savings and loan institutions, and credit unions for the deposit and loan business of individuals.

The recent trend has been for other institutions, including brokerage firms, credit card companies and retail establishments to offer banking services to consumers, including money market funds with check access and cash advances on credit card accounts. In addition, other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities compete with banks in the acquisition of deposits. While the direction of recent legislation and economic developments seems to favor increased competition between different types of financial institutions for both deposits and loans, resulting in increased cost of funds to banks, it is not possible to predict the full impact these developments will have on commercial banking or Hanmi Bank.

In order to compete with other financial institutions in its service area, Hanmi Bank relies principally upon local promotional activity including:

- direct mail;
- advertising in the local media;
- personal contacts by its directors, officers, employees and stockholders; and
- specialized services

Hanmi Bank's promotional activities emphasize the advantages of dealing with a locally-owned and headquartered institution attuned to the particular needs of the community. For customers whose loan demands exceed Hanmi Bank's lending limits, the bank attempts to arrange for a loan on a participation basis with other financial institutions.

Economic Conditions, Government Policies, Legislation, and Regulation

Hanmi Financial's profitability, like most financial institutions, is primarily dependent on interest rate differentials. In general, the difference between the interest rates paid by the Bank on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates received by the Bank on its interest-earning assets, such as loans extended to its clients and securities held in its investment portfolio, comprise the major portion of Hanmi Financial's earnings. These rates are highly sensitive to many factors that are beyond the control of Hanmi Financial and the Bank, such as inflation, recession and unemployment, and the impact which future changes in domestic and foreign economic conditions might have on Hanmi Financial and the Bank cannot be predicted.

The business of Hanmi Financial and the Bank is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the "FRB"). The FRB implements national monetary policies (with objectives such as curbing inflation and combating recession) through its open-market operations in U.S. Government securities by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the target federal funds and discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates earned on interest-earning assets and paid on interest-bearing liabilities. The nature and impact on Hanmi Financial and the Bank of any future changes in monetary and fiscal policies cannot be predicted.

From time to time, legislation, as well as regulations, are enacted which have the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, and other financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures, and before various regulatory agencies. This legislation may change banking statutes and the operating environment of Hanmi Financial and its subsidiaries in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Hanmi Financial cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of Hanmi Financial or any of its subsidiaries. See "ITEM 1. BUSINESS — Supervision and Regulation."

Supervision and Regulation

General

Bank holding companies and banks are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of stockholders of Hanmi Financial. Set forth below is a summary description of the material laws and regulations which relate to the operations of Hanmi Financial and the Bank. The description is qualified in its entirety by reference to the applicable laws and regulations.

Hanmi Financial

Hanmi Financial is a registered bank holding company, and subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Hanmi Financial is required to file with the FRB periodic reports and such additional information as the FRB may require pursuant to the BHCA. The FRB may conduct examinations of Hanmi Financial and its subsidiaries.

The FRB may require that Hanmi Financial terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the FRB believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The FRB also has the authority to regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, Hanmi Financial must file written notice and obtain approval from the FRB prior to purchasing or redeeming its equity securities.

Further, Hanmi Financial is required by the FRB to maintain certain levels of capital. See "— Capital Standards."

Hanmi Financial is prohibited by the BHCA, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or furnishing services to its subsidiaries. However, Hanmi Financial, subject to the prior approval of the FRB, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, without the prior approval of the FRB, and as described below for bank holding companies which have elected to become "financial holding companies," Hanmi Financial may acquire companies engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the FRB. Prior approval of the FRB is required for the merger or consolidation of Hanmi Financial and another bank holding company.

Under FRB regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the FRB's policy that a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB's regulations or both.

Hanmi Financial is also a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, Hanmi Financial and its subsidiaries are subject to examination by, and may be required to file reports with, the California Department of Financial Institutions.

Hanmi Financial's securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, Hanmi Financial is subject to the information, proxy solicitation, corporate governance, insider trading, and other requirements and restrictions of the Exchange Act.

Financial Holding Companies

Bank holding companies that elect to become a financial holding company, like Hanmi Financial, which became a financial holding company on March 14, 2000, may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. "Financial in nature" activities include:

- securities underwriting,
- dealing and market making,
- sponsoring mutual funds and investment companies,
- insurance underwriting and agency,
- merchant banking, and
- activities that the FRB, in consultation with the Secretary of the Treasury, determines from time to time to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Prior to filing a declaration of its election to become a financial holding company, all of the bank holding company's depository institution subsidiaries must be well capitalized, well managed, and, except in limited circumstances, in compliance with the Community Reinvestment Act.

Failure to sustain compliance with the financial holding company election requirements or correct any noncompliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities of such company to conform to those permissible for a bank holding company. No FRB approval is required for a financial holding company to acquire a company (other than a bank holding company, bank or savings association) engaged in those activities that are financial in nature or incidental to activities determined by FRB that are financial in nature, including but not limited to:

- lending, exchanging, transferring, investing for others, or safeguarding financial assets other than money or securities;
- providing any devise or other instrumentality for transferring money or other financial assets; or
- arranging, effecting or facilitating financial transactions for the account of third parties.

A bank holding company that is not also a financial holding company can only engage in banking and such other activities determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Bank

As a California chartered member bank, the Bank is subject to primary supervision, periodic examination, and regulation by the California Commissioner of Financial Institutions ("Commissioner") and the Federal Reserve Board the ("FRB"), and, as insurer of the Bank's deposits, by the Federal Deposit Insurance Corporation. If, as a result of an examination of the Bank, the FRB should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the FRB. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil monetary penalties, to remove officers and directors, and ultimately to terminate the Bank's deposit insurance, which for a California chartered bank would result in a revocation of the Bank's charter. The Commissioner separately has many of the same remedial powers.

The Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law The Sarbanes-Oxley Act of 2002. This new legislation addresses accounting oversight and corporate governance matters, including:

- the creation of a five-member oversight board appointed by the Securities & Exchange Commission that will set standards for accountants and have investigative and disciplinary powers.
- the prohibition of accounting firms from providing various types of consulting services to public clients and requiring accounting firms to rotate partners among public client assignments every five years.
- increased penalties for financial crimes.
- expanded disclosure of corporate operations and certification as to the effectiveness of disclosure controls.
- enhanced controls on and reporting of insider trading, and
- statutory separations between investment bankers and analysts.
- annual management assessment of internal controls over financial reporting and their effectiveness.

We are currently evaluating what impacts the new legislation and its implementing regulations will have upon our operations, including a likely increase in certain outside professional costs.

USA Patriot Act of 2001

On October 26, 2001, President Bush signed the USA Patriot Act of 2001. The Patriot Act is intended to strengthen the U.S. law enforcement and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

- due diligence requirements for financial institutions that administer, maintain, or manage private banks accounts or correspondent accounts for non-US persons
- standards for verifying customer identification at account opening
- rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering
- reports by non-financial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000, and filing of suspicious activities reports securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

On July 23, 2002, the U.S. Treasury proposed regulations requiring institutions to incorporate into their written money laundering plans a board approved customer identification program implementing reasonable procedures for:

- verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;
- maintaining records of the information used to verify the person's identity; and
- determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

Account is defined as a formal banking or business relationship established to provide ongoing services, dealings, or other financial transactions. We do not expect the proposed regulations will have a material impact on Hanmi Financial's operations.

Financial Services Modernization Legislation

General. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 (the "GLBA"). The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHCA framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a Financial Holding Company.

The law also:

- Broadened the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;
- Provided an enhanced framework for protecting the privacy of consumer information;
- Adopted a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;
- Modified the laws governing the implementation of the Community Reinvestment Act; and
- Addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Hanmi Financial and the Bank do not believe that the GLBA will have a material adverse effect on operations in the near-term. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLBA is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that Hanmi Financial and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Hanmi Financial and the Bank.

Merchant Banking Restrictions. While the BHCA generally prohibits bank holding companies from owning more than 5 percent of the voting stock of non-financial companies, with limited exceptions, the GLBA authorizes merchant banking activities. Permissible merchant banking investments are defined as investments that meet two important requirements:

- the investment may only be held for a period of time to enable the resale of the investment (generally current regulations allow for a 10-year holding period for direct investments and a 15-year holding period for investments in private equity funds), and
- while the investment is held by the financial holding company, the investing financial holding company may not routinely manage or operate the commercial firm except as necessary or required to obtain a reasonable return on the investment on resale (regulation presumes that officer or director interlocks involve routine management).

In addition, there are limits on bank funding of portfolio companies owned by the bank's parent holding company, transactions between the bank and portfolio companies and on cross-marketing activities between banks and portfolio companies owned by the same financial holding company. However, current rules do not prevent a depository institution from marketing the shares of private equity funds controlled by an affiliated financial holding company, and does not apply to situations in which the financial holding company owns less than 5 percent of the voting shares of the portfolio company.

Furthermore, in December 2001, federal regulators adopted new capital requirements for merchant banking activities and certain other equity investment. The rule employs a sliding scale based on each banking organization's aggregate equity investments in non-financial entities and Tier 1 capital, requiring banks or holding companies to hold regulatory capital equal to:

- 8 cents for every $1 of equity investments up to 15% of Tier 1 capital;
- 12 cents for every $1 of investments for the next 10% of Tier 1 capital; and
- 25 cents for every $1 exceeding 25% of Tier 1 capital.

The first 15% of investments that banking companies make through small-business investment companies (SBICs) is exempt, however, the sliding scale applies for any such investments over 15%.

Expanded Bank Activities. The GLBA also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all activities permitted under new sections of the BHCA or permitted by regulation.

A national bank seeking to have a financial subsidiary, and each of its depository institution affiliates, must be "well-capitalized," "well-managed" and in satisfactory compliance with the Community Reinvestment Act. The total assets of all financial subsidiaries may not exceed the lesser of 45% of a bank's total assets, or $50 billion. A national bank must exclude from its assets and equity all equity investments, including retained earnings, in a financial subsidiary. The assets of the subsidiary may not be consolidated with the bank's assets. The bank must also have policies and procedures to assess financial subsidiary risk and protect the bank from such risks and potential liabilities.

The GLBA also includes a new section of the Federal Deposit Insurance Act governing subsidiaries of state banks that engage in "activities as principal that would only be permissible" for a national bank to conduct in a financial subsidiary. It expressly preserves the ability of a state bank to retain all existing subsidiaries. Because, California permits commercial banks chartered by the state to engage in any activity permissible for national banks, the Bank will be permitted to form subsidiaries to engage in the activities authorized by the GLBA, to the same extent as a national bank. In order to form a financial subsidiary, the Bank must be well-capitalized, and the Bank would be subject to the same capital deduction, risk management and affiliate transaction rules as applicable to national banks.

Privacy. Under the GLBA, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, effective July 1, 2001, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Since the GLBA's enactment, a number of states have implemented their own versions of privacy laws. Hanmi Financial has implemented its privacy policies in accordance with the law.

Dividends and Other Transfers of Funds

Dividends from the Bank constitute the principal source of income to Hanmi Financial. Hanmi Financial is a legal entity separate and distinct from the Bank. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to Hanmi Financial. Under such restrictions, the amount available for payment of dividends to Hanmi Financial by the Bank totaled $17 million at December 31, 2002. In addition, the Bank's regulators have the authority to prohibit the Bank from paying dividends, depending upon the Bank's financial condition, if such payment is deemed to constitute an unsafe or unsound practice.

Transactions with Affiliates

The Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, Hanmi Financial or other affiliates, the purchase of, or investments in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of Hanmi Financial or other affiliates. Such restrictions prevent Hanmi Financial and such other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Bank to or in Hanmi Financial or to or in any other affiliate are limited, individually, to 10.0% of the Bank's capital and surplus (as defined by federal regulations), and such secured loans and investments are limited, in the aggregate, to 20.0% of the Bank's capital and surplus (as defined by federal regulations). California law also imposes certain restrictions with respect to transactions involving Hanmi Financial and other controlling persons of the Bank. Additional restrictions on transactions with affiliates may be imposed on the Bank under the prompt corrective action provisions of federal law. See "Item 1. Business — Supervision and Regulation — Prompt Corrective Action and Other Enforcement Mechanisms."

Capital Standards

The federal banking agencies have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk federal banking agencies, to 100% for assets with relatively high credit risk.

The guidelines require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

Prompt Corrective Action and Other Enforcement Mechanisms

Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including but not limited to those institutions that fall below one or more prescribed minimum capital ratios. Each federal banking agency has promulgated regulations defining the following five categories in which an insured depository institution will be placed, based on its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At December 31, 2002, the Bank and Hanmi Financial exceeded the required ratios for classification as "well/adequately capitalized".

An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat a significantly undercapitalized institution as critically undercapitalized unless its capital ratio actually warrants such treatment.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency. Finally, pursuant to an interagency agreement, the FDIC can examine any institution that has a substandard regulatory examination score or is considered undercapitalized — without the express permission of the institution's primary regulator.

Safety and Soundness Standards

The federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems, (ii) loan documentation, (iii) credit underwriting, (iv) asset growth, (v) earnings, and (vi) compensation, fees and benefits. In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and earnings standards. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets, (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses, (iii) compare problem asset totals to capital, (iv) take appropriate corrective action to resolve problem assets, (v) consider the size and potential risks of material asset concentrations, and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk. These new guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves.

Premiums for Deposit Insurance

Through the Bank Insurance Fund (BIF), the FDIC insures the deposits of the Bank up to prescribed limits for each depositor. The amount of FDIC assessments paid by each BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution's capitalization risk category and supervisory subgroup category. An institution's capitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup category is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required.

FDIC-insured depository institutions pay an assessment rate equal to the rate assessed on deposits insured by the Savings Association Insurance Fund ("SAIF").

The assessment rate currently ranges from zero to 27 cents per $100 of domestic deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. Due to continued growth in deposits and some recent bank failures, the BIF is nearing its minimum ratio of 1.25% of insured deposits as mandated by law. If the ratio drops below 1.25%, it is likely the FDIC will be required to assess premiums on all banks for the first time since 1996. Any increase in assessments or the assessment rate could have a material adverse effect on Hanmi Financial's earnings, depending on the amount of the increase.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for one or more of Hanmi Financial's subsidiary depository institutions could have a material adverse effect on Hanmi Financial's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as FICO bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The FDIC established the FICO assessment rates effective for the fourth quarter of 2002 at approximately $0.0170 per $100 of assessable deposits. The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations.

Interstate Banking and Branching

The BHCA permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide- and state-imposed concentration limits. The Bank has the ability, subject to certain restrictions, to acquire by acquisition or merger branches outside its home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to certain laws of the states in which they are located. Competition may increase further as banks branch across state lines and enter new markets.

Community Reinvestment Act and Fair Lending Developments

The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. A bank may be subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with such laws and CRA obligations into account when regulating and supervising other activities. Furthermore, financial institutions are subject to annual reporting and public disclosure require-

Non-interest Income

The following table sets forth the various components of the Company's non-interest income for the years indicated:

	2002	2001	2000
	(Dollars in thousands)		
Service charges on deposit accounts	$ 9,195	$ 9,222	$ 8,948
Gain on sale of loans	1,875	1,345	1,187
Gain on sales of available-for-sale securities	3,265	2,751	—
Gain (loss) on sale of fixed assets	—	(66)	1,112
Gain on sale of OREO	—	16	—
Increase in fair value of interest swap	1,368	—	—
Trade finance fees	2,410	1,915	1,893
Remittance fees	786	602	510
Other service charges and fees	803	794	754
Bank owned life insurance income	552	—	—
Other income	659	408	415
Total	$20,913	$16,987	$14,819

Non-interest income has increased in the past several years and has become a significant part of the Company's revenue. For the year ended December 31, 2002, non-interest income was $20.9 million, an increase of $3.9 million or 23.1% from $17.0 million for the year ended December 31, 2001. This increase was largely attributable to the $530,000 increase in sale of loans, the $495,000 increase in trade finance fees, the $514,000 increase in gain on sale of available-for-sale securities, $1.4 million increase in fair value of interest swap, and $552,000 increase in income from Bank Owned Life Insurance (BOLI).

For the year ended December 31, 2001, non-interest income was $17.0 million, an increase of $2.2 million or 14.6% from $14.8 million for the year ended December 31, 2000. This increase was largely attributable to the $2.8 million gain on sale of securities.

The Company earns non-interest income from four major sources: service charges on deposit accounts, gain on the sale of loans, gain on sale of securities available for sale and fees generated from international trading finance.

Service charge income on deposit accounts increased with the growing deposit volume and number of accounts. The Company constantly reviews service charges to maximize service charge income while still maintaining its competitive position. The service charges on deposit accounts decreased by $27,000 or 0.3% for the year 2002 from 2001. The slight decrease in 2002 was primarily due to a decrease in non sufficient fund charges.

Gain on the sale of SBA guaranteed loans was approximately $1.9 million in 2002 compared to $1.3 and $1.2 million in 2001 and 2000, respectively, representing an increase of 39.4% and an increase of 13.3% for the year ended December 31, 2001 and 2000, respectively. The increase in the gain on sale of loans resulted exclusively from the Company's increased sale activity in SBA guaranteed loans. The Company sells the guaranteed portion of the SBA loans in the government securities secondary markets, while the Company retains servicing rights. During the year 2002, the secondary market for these loans was more active than 2001. The Company sold approximately $31.3 million loans recognizing 6% premiums over the principal sold.

Gain on sale of securities available for sale increased by 18.7% from $2.8 million to $3.3 million during 2002 as compared to 2001. The Company sold approximately $102.0 million of securities recognizing 3.2% premiums over the carrying value of such securities. The ability to generate such gains in the future is not assured since any gains are dependent on interest rates.

Fees generated from international trade finance increased by 25.8% from $1.9 million to $2.4 million during 2002. The increase was primarily due to the recovery of general economics in Pacific Rim countries from monetary crisis in prior years.

During 2002, the Company purchased Bank Owned Life Insurance ("BOLI") for the officers, and recognized the increase in cash surrender value of $552,000 for the year ended December 31, 2002.

As a part of the Company's continuing effort to expand non-interest income, the Company introduced non-depository products to customers, such as life insurances, mutual funds and annuities, in December 2001. During the year 2002, the Company generated income of $196,000 from such activity, which represented 110.8% increase from $93,000 in 2001.

Non-interest Expense

The following table sets forth the breakdown of non-interest expense for the years indicated:

	2002	2001	2000
	(Dollars in thousands)		
Salaries and employee benefits	$17,931	$16,786	$14,306
Occupancy and equipment	4,330	3,877	3,249
Data processing	2,784	2,347	2,067
Supplies and communications	1,466	1,417	1,382
Professional fees	1,003	1,110	818
Advertising and promotional expenses	1,523	1,747	1,721
Loan referral fee	691	540	651
Impairment on investment securities	4,416	270	3
Other operating expenses	4,189	3,934	3,599
Total	$38,333	$32,028	$27,796

Total non-interest expense increased by $6.3 million or 19.7% in year 2002. The increase in 2002 was primarily due to the charges made in investment securities for impairment. The Company recorded an impairment charge of $4.4 million on a WorldCom, Inc. bond. The $5.0 million bond was purchased on January 2001 with 7.375% coupon rate and January 15, 2003 maturity date. The Worldcom Inc. defaulted on the bond on January 2002. As of December 31, 2002, the bond was carried at $584,000 with market value of $1.2 million.

Excluding the impairment charges, total non-interest expense would have increased by $1.9 million or 5.9% to $33.9 million from $32.0 million. The increase was primarily due to the expansion of the branch network causing increase in salaries, occupancy and data processing expenses. One new branch was added to the Company's network, which required an increase in staff (salaries and employee benefits) as well as additional rent for the new location. The business generated by the new branch also created the need for additional data processing expenses to support the larger customer base and volume.

Total non-interest expense increased by $4.2 million or 15.2% in year 2001. The increase in 2001 was primarily due to the Company's continuous expansion in 2001. One new branch was added to the Company's network and one existing branch building was sold last year and moved to a new site, which required an increase in staff (salaries and employee benefits) as well as additional rent for the new locations. The business generated by the new branch also created the need for additional lending staff to support the larger loan volume.

Provision for Income Taxes

For the year ended December 31, 2002, the Company recognized a provision for income taxes of $9.0 million on net income before tax of $26.0 million, representing an effective tax rate of 34.6%, compared to a provision of $10.7 million on pretax net income of $27.5 million, representing an effective tax rate of 38.9%, for 2001. The lower tax rate in 2002 compared to 2001 was primarily due to an income tax benefit generated from a Real Estate Investment Trust, a special purpose subsidiary of the Bank, which provides flexibility to raise additional capital in a tax efficient manner, and tax credits earned from qualified low-income housing investments. The Company made investments in various tax credit funds totaling $4.6 million, and recognized an income tax credit of approximately $303,000 for the tax year 2002. The Company recognized an income tax credit of approximately $254,000 for the tax year 2001 with $3.0 million in such investment. The Company intends to continue to make such investments as part of an effort to lower its effective tax rate and to receive the credit under the Community Reinvestment Act.

For the year ended December 31, 2001, the Company recognized a provision for income taxes of $10.7 million on net income before tax of $27.5 million, representing an effective tax rate of 38.9%, compared to a provision of $10.8 million on pretax net income of $26.3 million, representing an effective tax rate of 41%, for 2000. The lower tax rate in 2001 compared to 2000 was primarily due to a tax credit from the investments made in Low-income Housing projects

As indicated in Note 7 in the Notes to the Consolidated Financial Statements, income tax expense is the sum of two components, namely, current tax expense and deferred tax expense (benefit). Current tax expense is the result of applying the current tax rate to taxable income. The deferred portion is intended to account for the fact that income on which taxes are paid differs from financial statement pretax income due to the fact that some items of income and expense are recognized in different years for income tax purposes than in the financial statements. These recognition anomalies cause "temporary differences;" eventually, all taxes due are paid.

Most of the Company's temporary differences involve recognizing substantially more expense in its financial statements than it has been allowed to deduct for taxes, and therefore the Company normally has a net deferred tax asset. At December 31, 2002, the Company had net deferred tax assets of $4.2 million.

Financial Condition

Loan Portfolio

Total gross loans increased by $185.9 million or 22.3% in 2002. Total gross loans comprised 70.0% of total assets at December 31, 2002 compared with 71.9%, and 61.3% at December 31, 2001, and 2000, respectively.

The table on the following page sets forth the composition of the Company's loan portfolio by major category. Commercial and industrial loans comprised the largest portion of the total loan portfolio, representing 55.7% of total loans at December 31, 2002, as compared with 56.8%, and 61.7% of total loans at December 31, 2001, and 2000, respectively.

Commercial loans include term loans and revolving lines of credit. Term loans have typical maturity of three years to five years and are extended to finance the purchase of business entities, business equipment, leasehold improvements, or for permanent working capital. SBA guaranteed loans usually have a longer maturity (5 to 20 years). Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital and/or import/export financing. These borrowers are well diversified as to industry, location, and their current and target markets. The Company manages its portfolio to avoid concentration in any of the areas mentioned. The Commercial loan portfolio also includes the SBA loans held for sale, which totaled approximately $12.5 million and $14.9 million at December 31, 2002 and December 31, 2001, respectively.

Real estate loans were $371.6 million and $281.5 million at December 31, 2002 and December 31, 2001, respectively, representing 36.5% and 33.8%, respectively, of the total loan portfolio. Real estate loans are extended to finance the purchase and/or improvement of commercial real estate and residential property. The properties may be either user owned or for investment purposes. These guidelines include, among other things, fair review of appraisal value, limitation on loan to value ratio, and minimum cash flow requirements to service debt. The majority of the properties taken as collateral are located in Southern California.

The Company does not actively pursue consumer installment loans, which historically have represented less than 10% of the total loan portfolio. The majority of installment loans are automobile loans, which the Company provides as a service to existing clients.

The following table sets forth the amount of total loans outstanding in each category as of the dates indicated:

	Amount outstanding as of December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Real estate loans:					
Construction	$ 39,237	$ 33,618	$ 8,543	$ 3,512	$ 2,304
Commercial property	284,465	198,336	147,810	125,842	85,126
Residential property	47,891	49,526	48,192	39,787	22,112
Commercial and industrial loans	572,910	472,920	391,093	278,958	200,161
Term fed funds	30,000	40,000	—	—	—
Consumer loans	44,416	38,645	38,486	38,682	33,200
Total gross loans	$1,018,919	$833,045	$634,124	$486,781	$342,903

(1) Loans for sale were included at the lower of cost or market.

The following table sets forth the percentage distribution of loans in each category as of the dates indicated:

	Percentage Distribution of Loans as of December 31,				
	2002	2001	2000	1999	1998
Real estate loans:					
Construction	3.85%	4.04%	1.35%	0.72%	0.67%
Commercial property	27.92%	23.81%	23.31%	25.85%	24.83%
Residential property	4.70%	5.95%	7.60%	8.17%	6.45%
Commercial and industrial loans	55.23%	56.76%	61.67%	57.31%	58.37%
Term fed funds	2.94%	4.80%	—	—	—
Installment loans	4.36%	4.64%	6.07%	7.95%	9.68%
Total gross loans	100%	100%	100%	100%	100%

As of December 31, 2002 and 2001, the Company had commitments to extend credit of $115.8 million and $124.9 million, and obligations under standby letters of credit of approximately $22.1 million and $6.0 million, and obligations under commercial letters of credit of $21.3 million and $20.4 million, and under credit card loans of approximately $790,000 and $3.0 million, respectively. Based upon the Company's historical experience, the outstanding loan commitments are expected to remain relatively stable throughout the year.

The table below shows the maturity distribution and repricing intervals of the Company's outstanding loans as of December 31, 2002. In addition, the table shows the distribution of such loans between those with variable or floating interest rates and those with fixed or predetermined interest rates. The table excludes non-accrual loans of $5.8 million at December 31, 2002.

	Within One Year	After One But Within Five Years	After Five Years	Total
		(Dollars in thousands)		
Real estate loans:				
Construction	$ 28,088	$ 11,148	—	$ 39,237
Commercial property	20,205	95,266	$168,420	284,465
Residential property	1,700	6,170	40,055	47,891
Commercial and industrial loans	215,845	192,951	158,889	572,910
Term fed funds	30,000	—	—	30,000
Installment loans	23,011	17,771	3,634	44,416
Total	$318,849	$323,307	$370,998	$1,018,919
Loans with predetermined interest rates	68,445	36,420	44,012	148,877
Loans with variable interest rates	250,404	286,887	326,985	864,276

Non-performing Assets

Non-performing assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned ("OREO"). Loans are generally placed on non-accrual status when they become 90 days past due unless Management believes the loan is adequately collateralized and in the process of collection. Loans may be restructured by Management when a borrower has experienced some change in financial status, causing an inability to meet the original repayment terms, and where the Company believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means that Management intends to offer for sale.

Management's classification of a loan as non-accrual is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan; at this point, the Company stops recognizing income from the interest on the loan and reverses any uncollected interest that had been accrued but unpaid. These loans may or may not be collateralized, but collection efforts are continuously pursued.

The Company's non-performing loans were $6.5 million at December 31, 2002, compared to $5.0 million, and $2.6 million at December 31, 2001, and 2000, respectively, representing a 30% increase in 2002, and 96% increase in 2001.

As of December 31, 2002, 2001 and 2000, total non-performing assets were the same as non-performing loans. During these same periods, total loans increased by 24.5% in 2002 from 2001, and 31.4% in 2001 from 2000.

As a result, the ratio of non-performing assets to total loans and OREO changed to 0.64% at December 31, 2002, from 0.60% at December 31, 2001 and 0.40% at December 31, 2000. At December 31, 2002, the Company had no OREO.

Except for non-performing loans set forth below and loans disclosed as impaired, the Company's management is not aware of any loans of December 31, 2002, for which known credit problems of the borrower would cause serious doubts as to the ability of such borrowers to comply with their present loan repayment terms, or any known events that would result in the loan being designated as non-performing at some future date. The Company's management cannot, however, predict the extend to which the deterioration in general economic conditions, real estate values, increase in general rate of interest, change in the financial condition or business of borrower may adversely affect a borrower's ability to pay.

The following table provides information with respect to the components of the Company's nonperforming assets as of December 31 of the years indicated:

	2002	2001	2000	1999	1998
		(Dollars in thousands)			
Nonaccrual loans:(1)					
Real estate loans:					
Commercial property	—	$ 1,183	$ 516	$ 206	$ 675
Residential property	$ 287	730	649	1,023	1,367
Commercial and Industrial loans	5,522	2,275	923	1,536	762
Consumer loans	49	94	71	188	308
Total	5,858	4,282	2,159	2,953	3,112
Loans 90 days or more past due and still accruing (as to principal or interest):					
Real estate:					
Residential property	261	117	3	—	—
Commercial	356	602	391	79	—
Total	617	719	394	79	—
Restructured loans:(2)					
Commercial and industrial	—	—	—	—	200
Total nonperforming loans	6,475	5,001	2,553	3,032	3,312
Other real estate owned	—	—	—	—	670
Total nonperforming assets	$ 6,475	$ 5,001	$ 2,553	$ 3,032	$ 3,982
Nonperforming loans as a percentage of total loans	0.64%	0.60%	0.40%	0.62%	0.97%
Nonperforming assets as a percentage of total loans and other real estate owned	0.64%	0.60%	0.40%	0.62%	1.16%
Total loans	$1,018,919	$833,045	$634,124	$486,781	$342,903

(1) A "restructured loan" is one the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is believed to be adequate by Management to absorb estimated probable loan losses inherent in various financial instruments. The adequacy of the allowance is determined through periodic evaluations of the Company's portfolio and other pertinent factors, which are inherently subjective as the process calls for various significant estimates and assumptions. Among others, the estimates involve the amounts and timing of expected future cash flows and fair value of collateral on impaired loans, estimated losses on loans based on historical loss experience, various qualitative factors, and uncertainties in estimating losses and inherent risks in the various credit portfolios, which may be subject to substantial change.

On a quarterly basis, the Company utilizes a classification migration model and individual loan review analysis tools, as a starting point for determining the allowance for loan loss adequacy. The Company's loss migration analysis tracks twelve quarters of loan losses to determine historical loss experience in every classification category (i.e. pass, special mention, substandard, and doubtful) for each loan type, except consumer loans (auto, mortgage and credit cards) which are analyzed as homogeneous loan pools. These calculated loss factors are then applied to outstanding loan balances, unused commitments, and off-balance sheet exposures, such as letters of credit. The individual loan review analysis is the other axis of the allowance allocation process, applying specific monitoring policies and procedures in analyzing the existing loan portfolios.

The results from the above two analyses are thereafter compared to independently generated information such as peer group comparisons and the federal regulatory interagency policy for loan and lease losses. Further assignments are made based on general and specific economic conditions, as well as performance trends within specific portfolio segments and individual concentrations of credit.

The allowance for loan losses was $12.3 million at December 2002, compared with $10.1 million at December 31, 2001. The unallocated portion of the allowance for loan losses was $76,000, approximately 0.62% of the total allowance and 0.007% of total loans at December 2002. This compares with $69,000 at December 2001, which represented .69% of the needed total allowance and 0.01% of total loans at December 2001.

The increase in the allowance for loan losses in 2002 was due primarily to the increase of the volume. Additionally, commercial loans where most losses have historically occurred, declined from 61% of the loan portfolio to 56%. The comprehensive risk rating system enabled the analysis of the Bank's credit exposure at an increasingly granular level, and the decreased level of uncertainty resulting there from. These changes include:

- Risk grade scale has become more fractionalized from 7 notches (0<*>6) to 9 notches (0<*>8);
- Risk grades have been segregated into collateral and borrower risk grades for the Company to better identify default and loss risks;
- Under the new allowance allocation methodology, non-classified loans (grade 1<*>4 loans) are assigned different reserve factors; and
- General loan policy and guidelines have been revised, newly installed, or more strictly enforced on timely loan grade adjustments.

The loan loss estimation based on historical losses and specific allocations of the allowance are performed on a quarterly basis. Adjustments to allowance allocations for specific segments of the loan and lease portfolio may be made as a result thereof, based on the accuracy of forecasted loss amounts and other loan- or policy-related issues.

The Company determines the appropriate overall allowance for loan losses based on the foregoing analysis, taking into account management's judgment. Allowance methodology is reviewed on a periodic basis and modified as appropriate. Based on this analysis, including the aforementioned factors, the Company believes that the allowance for loan losses is adequate as of December 31, 2002.

	Years Ended December 31,				
Allowance for Loan Losses:	**2002**	**2001**	**2000**	**1999**	**1998**
	(Dollars in thousands)				
Balances at beginning of period	$10,064	$11,976	$10,624	$10,423	$ 9,347
Actual charge-offs:					
Real estate loans;					
Commercial property		—	—	79	430
Residential property		—	—	73	104
Commercial and industrial loans	3,213	3,782	1,383	1,432	3,642
Consumer loans	358	324	399	417	310
Total	$ 3,571	$ 4,106	$ 1,782	$ 2,001	$ 4,486

Allowance for Loan Losses:	Years Ended December 31, 2002	2001	2000	1999	1998
	(Dollars in thousands)				
Recoveries on loans previously charged off:					
Real estate loans;					
Construction		—	$ 30	—	—
Commercial property		$ 273	—	$ 595	$ 272
Residential property		—	—	23	85
Commercial and industrial loans	871	307	691	514	791
Consumer loans	105	214	163	70	59
Total	976	794	884	1,202	1,207
Net loan charge-offs (recoveries)	2,595	3,312	898	799	3,279
Provision charged to operating expenses	4,800	1,400	2,250	1,000	3,050
Additional reserve in conjunction with merger of First Global Bank	—	—	—	—	1,305
Balances at end of period	$12,269	$10,064	$11,976	$10,624	$10,423
Ratios:					
Net loan charge-offs to average total loans	0.28%	0.45%	0.16%	0.20%	1.09%
Net loan charge-offs to total loans at end of period	0.25%	0.40%	0.14%	0.16%	0.96%
Allowance for loan losses to average total loans	1.33%	1.38%	2.11%	2.61%	3.46%
Allowance for loan losses to total loans at end of period	1.20%	1.21%	1.89%	2.18%	3.04%
Net loan charge-offs to allowance for loan losses at end of period	21.15%	32.91%	7.50%	7.52%	31.46%
Net loan charge offs to provision charged to operating expenses	54.07%	236.57%	39.91%	79.90%	75.29%
Allowance for loan losses to nonperforming loans	189.48%	201.24%	469.10%	350.40%	314.70%

The Company concentrates the majority of its earning assets in loans. In all forms of lending, there are inherent risks. The Company concentrates the preponderance of its loan portfolio in either commercial loans or real estate loans. A small part of the portfolio is represented by installment loans primarily for the purchase of automobiles.

While the Company believes that its underwriting criteria are prudent, outside factors can adversely impact credit quality. During the early 1990's the severe recession impacted the Company's ability to collect loans. The devastation of the 1994 earthquake further impacted loan repayment. A repeat of these types of events could cause deterioration in the Company's loan portfolio.

Having experienced the problems mentioned above in the past, the Company has attempted to mitigate collection problems by supporting its loans by fungible collateral. Additionally, a significant portion of the portfolio is represented by loans guaranteed by the SBA, which further reduces the Company's potential for loss. The Company also utilizes credit review in an effort to maintain loan quality. Loans are reviewed throughout the year with new loans and those that are delinquent receiving special attention. In addition to the Company's internal grading system, loans criticized by this credit review are downgraded with appropriate allowance added if required.

As indicated above, the Company formally assesses the adequacy of the allowance on a quarterly basis by:

- reviewing the adversely graded, delinquent or otherwise questionable loans;
- generating an estimate of the loss potential in each such loan;

- adding a risk factor for industry, economic or other external factors; and
- evaluating the present status of each loan and the impact of potential future events.

Although Management believes the allowance is adequate to absorb losses as they arise, no assurance can be given that the Company will not sustain losses in any given period, which could be substantial in relation to the size of the allowance.

Investment Portfolio

The Investment portfolio maintained by the Company as of December 31, 2002 was primarily composed of US government agencies, mortgage-backed securities (MBS), collateralized mortgage obligations (CMO), municipal bonds and other securities. With the deposit growth rate surpassing the loan growth rate in 2002, the total investment portfolio increased to 19.0% of total assets on December 31, 2002 from 18.2% on December 31, 2001.

Two important changes that occurred in 2002 were a significant decrease in corporate bonds and an increase in mortgage related securities. The Company reduced corporate exposure in order to avoid an adverse impact from the downturn in the economy. Some of the funds from sold and / or called securities were used for loan increases and investment into government agencies and mortgage related securities. The main structures of mortgage-related bonds were balloons and hybrid adjustable rate mortgage backed securities (ARM). The duration for most of the balloons and ARM's were less than 3 years, and the portfolio duration of CMO's was less than two years. The average yield of the investment portfolio declined to 4.58% for the year ended December 31, 2002 from 5.87% for the year ended December 31, 2001.

Investment securities available-for-sale increased to 97.3% of the total investment portfolio as of December 31, 2002, from 91.8% in 2001. The main purpose of the classification of available-for-sale is to enhance the fund flexibility for the Company. Most of the securities held by the Company were based on fixed interest rates except some hybrid ARM and one floating rate note.

Excluding holdings of US government agencies, there were no investments in securities of any one issuer exceeding 10% of the Company's stockholders' equity on December 31, 2002, 2001, or 2000.

The following table summarizes amortized cost, fair value and distribution of the Company's investment securities as of the dates indicated:

	Investment Portfolio as of December 31,					
	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
Obligation of other U.S. government agencies	$ 53,408	$ 53,901	$ 11,093	$ 11,309	$ 65,011	$ 64,139
Obligation of state and political subdivision	18,898	19,363	34,907	35,320	24,474	24,608
Mortgage-backed securities	79,569	80,660	68,057	68,255	15,288	15,224
Corporate Bonds	5,591	6,171	39,872	40,748	56,960	56,921
Collateralized mortgage obligation	102,212	102,877	55,240	55,415	43,047	43,334
Asset-backed securities	1,630	1,630	2,165	2,165	1,636	1,641
Other securities	15,000	15,000	—	—	—	—
Total investment securities	$276,308	$279,602	$211,334	$213,212	$206,416	$205,867

The following table summarizes the maturity and/or repricing schedule for the Company's investment securities and their weighted average yield as of December 31, 2002:

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)							
Obligation of other U.S. government agencies	—	—	$47,762	3.96%	$ 6,139	6.52%	—	—
Obligation of state and political subdivision(1)	$ 1,351	6.83%	$ 2,214	6.38%	$ 2,490	6.81%	$13,308	6.78%
Mortgage-backed securities	$ 6,388	3.95%	$59,429	4.33%	$ 6,430	4.41%	$ 8,413	6.05%
Collateralized mortgage obligations	$ 178	7.02%	$53,680	4.43%	$49,019	5.09%	—	—
Corporate Bonds	$ 6,171	2.82%	—	—	—	—	—	—
Asset-backed securities	—	—	$ 1,631	7.34%	—	—	—	—
Other securities	$10,000	2.67%	$ 5,000	2.95%	—	—	—	—

(1) The yield on obligation of state and political subdivision has been computed on a tax equivalent basis.

Deposits

Total deposits at December 31, 2002, 2001 and 2000 were $1,284.0 million, $1,042.4 million, and $934.6 million, respectively, representing an increase of $241.6 million or 23.2% in year 2002 and, $107.7 million or 11.5% in 2001. The continuous growth of deposit volume in 2002 was primarily attributed to increased marketing at existing branches and the addition of new branch. During 2002, the deposit composition proportion changed due to increasing demand deposits. This is due to the dramatic drop in interest rates and management's effort to decrease the Company's interest expense on deposits. At December 31, 2002, 2001 and 2000, the total time deposits outstanding were at $583.5 million, $518.2 million and $530.1 million, respectively, representing 45.4%, 49.7% and 56.7% of total deposits. Demand deposits and money market accounts increased by $166.9 million or 38.3% and $62 million or 25.8% in 2002 and 2001, respectively. At December 31, 2002, non-interest bearing demand deposits represented 32.1% of total deposit comparing 28.9% at December 31, 2001. The average rate paid on time deposits in denominations of $100,000 or more was 2.51%, 5.11% and 6.03% for the years ended December 31, 2002, 2001, and 2000, respectively.

Average deposits for the years ended December 31, 2002, 2001 and 2000 were $1,164.6 million, $988.4 million and $780.2 million, respectively. Average deposits, therefore, grew by 26.7% in 2002 and 27.3% in 2001.

Deposits are the Company's primary source of funds. As the Company's need for funds to lend has grown, dependence on time deposits has increased and so has the interest the Company has paid on time deposits. As the Company's client base is comprised primarily of commercial and industrial accounts, balances carried by individual clients are generally higher than at consumer-oriented banks. A number of clients carry deposit balances of more than 1% of the Company's total deposits, but no single customer had a deposit balance of more than 5% of total deposits at December 31, 2002.

The Company accepts brokered deposits on a selective basis at prudent interest rates to augment deposit growth. No brokered deposits existed at December 31, 2002. At December 31, 2002, the Company had $95 million of state time deposits over $100,000 with average interest rate of 1.59%.

The table below summarizes the distribution of average daily deposits and the average daily rates paid for the periods indicated:

	For the Years Ended December 31,					
	2002		2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Demand, noninterest-bearing	$ 331,551		$254,319		$213,606	
Money market	176,089	1.72%	109,496	2.38%	98,114	3.70%
Savings	92,835	2.84%	77,860	3.49%	57,844	4.01%
Time deposits of $100,000 or more	312,618	2.51%	277,169	5.11%	167,858	6.03%
Other time deposits	251,469	2.80%	269,548	4.97%	242,791	6.02%
Total deposits	$1,164,562	1.83%	$988,392	3.33%	$780,213	3.47%

The table below summarizes the maturity of the Company's time deposits in denominations of $100,000 or greater at December 31 of the years indicated:

	2002	2001	2000
	(Dollars in thousands)		
Three months or less	$231,410	$189,360	$107,504
Over three months through six months	46,470	44,209	63,120
Over six months through twelve months	40,520	39,459	53,226
Over twelve months	5,144	3,757	23,734
	$323,544	$276,785	$247,584

Interest Rate Risk Management

Interest rate risk indicates the Company's exposure to market interest rate fluctuations. The movement of interest rates directly and inversely affects the economic value of fixed income assets. This occurs because the economic value of fixed income assets is the present value of future cash flow discounted by the current interest rate; under the same conditions, the higher the current interest rate, the higher the denominator of discounting. Interest rate risk management is intended to decrease or increase the level of the Company's exposure to market interest rate. The level of interest rate risk can be managed through the changing of gap positions and the volume of fixed income assets and so forth. For the purpose of successful management of interest rate risk, the Company uses various methods with which to measure existing and future interest rate risk exposures. In addition to the regular reports used in business operations, repricing gap analysis, stress testing, and simulation modeling are the main measurement techniques used to quantify interest rate risk exposure.

The following table shows the most recent status of the Company's gap position.

	Within Three Months	After Three Month But Within One Year	After One Year But Within Five Years	After Five Years	Non sensitive Account	Total
			(Dollars in thousands)			
Assets						
Cash					$ 67,772	$ 67,772
Federal funds sold	$ 55,000					55,000
Securities						
Fixed	28,633	$ 37,699	$ 132,926	$ 18,628		217,886
Floating	11,385	10,000	44,856			66,241
Loans						
Fixed	44,077	30,590	59,099	89,738		223,504
Floating	774,678	7,402	11,664			793,744
Unearned, allowance for loan losses & Discount					(13,109)	(13,109)
Other assets		10,637		4,876	29,747	45,260
Total	$913,773	$ 96,328	$ 248,545	$ 113,242	$ 84,410	$1,456,298
Cumulative	$913,773	$1,010,101	$1,258,646	$1,371,888	$1,456,298	
Liabilities						
Deposits						
Demand deposits	$ 34,980	$ 91,161	$ 223,763	$ 62,156		$ 412,060
Savings	12,452	42,017	40,400	3,252		98,121
Money market	37,373	48,954	79,932	24,055		190,314
Time deposit $100,000 over	231,410	86,990	5,144			323,544
Other time deposits						
Fixed	125,145	128,011	6,655	99		259,910
Floating	30					30
Acceptance outstanding						
Other borrowed funds	8,450		20,000	6,000		34,450
Other liabilities					$ 13,400	13,400
Shareholders equity					124,469	124,469
Total	$449,840	$ 397,133	$ 375,894	$ 95,562	$ 137,869	$1,456,298
Cumulative	$449,840	$ 846,973	$1,222,867	$1,318,429	$1,456,298	
Cumulative interest rate sensitivity gap ratio (based on total assets)	$463,933	$ 163,128	$ 35,779	$ 53,459		
as % of Total Assets	31.86%	11.20%	2.46%	3.67%		
as % of Earning Assets	34.54%	12.14%	2.66%	3.98%		

The repricing gap analysis measures the static timing of repricing risk of assets and liabilities. In the fourth quarter, the cumulative repricing as a percentage of earning assets in the less than 3-month period was

34.41%. This was a slight increase from last year's figure of 33.95%. The increase was caused by a rise in assets including floating rate loans and Fed Funds sold. The cumulative repricing percentage in the 3 to 12-month period also moved higher, reaching 12.10%. In terms of fixed and floating gap positions that is internally used to control the repricing risk, the accumulated fixed gap position between assets and liabilities as a percentage of interest earning assets was -14.67%. The floating gap position in the less than 1-year period was 12.38%. Both the fixed and floating gap positions were maintained within Bank guidelines.

The following table summarizes the most recent status of the Company's gap position.

	Less than 3 Months Less than 35% of Earning assets		3 to 12 Months Less than 20% of Earning assets	
Policy Guidelines	**12/31/02**	**12/31/01**	**12/31/02**	**12/31/01**
	(Dollars in thousands)			
Cumulative Repricing	$463,933	$363,009	$163,128	$98,882
% of Total Assets	31.86%	31.33%	11.20%	8.53%
% of Earning Assets	34.54%	33.95%	12.14%	9.25%

The Company understands that the spread between interest income earned on earning assets and interest expense paid to interest-bearing liabilities is the principal component of net interest income and that interest rate change substantially affects the Company's financial performance. Accordingly, the Company tries to ensure capital protection through stable earnings over interest rate fluctuation. In order to achieve stable earnings, the Company prudently manages its assets and liabilities and closely monitors the percentage changes of net interest income and equity value in relation with interest rate fluctuation within the Company's guidelines.

To supplement traditional gap analysis, the Company performs simulation modeling to estimate the potential effects of interest rate change. The following table is one of the stress simulations performed by the Company to forecast the impact of interest rate change on the Company's net interest income and economic value of equity over the 12-month period ending December 31, 2002.

Repricing gap analysis measures the static timing of repricing risk of assets and liabilities. When compared to the previous year, 2002 saw a small change in the less than three-month period. There was a slight increase in the cumulative repricing amount. The ratio to total assets increased to 31.9% and the percentage to earning assets increased to 34.4%. However, there was greater movement in the three to twelve month period. The cumulative repricing amount jumped by $64.2 million from the previous year. This made the Company more asset-sensitive in the case of market interest rate movements. In 2002, due to heavy loan demand, an increase in the loan portfolio exceeded the growth of CDs. Most of the increase in the loan portfolio was focused on floating rate assets that were included in the less than three-month period. Thus, despite the overall increase of core deposits and increase in CDs, the severity of asset sensitivity in the less than three-month period has deepened. The increase of liability surpassed the increase of assets repricing in the three to twelve month period, but in terms of cumulative basis, the gap position between the three to twelve month periods was still asset sensitive instead of liability sensitive. In the one to five-year period, both assets and liabilities increased, but the increase in liabilities was more than the increase in assets. In 2002, asset sensitivity deepened in the less than one-year period, which means that the effective duration of assets were shortened.

The simulation model below estimates the impact of changing interest rates on the interest income from all interest earning assets and the interest expense paid on all interest-bearing liabilities reflected on the Company's balance sheet. This sensitivity analysis is compared to policy limits, which specify as maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth, given the basis point adjustment in interest rates reflected below.

Hypothetical Changes in Interest Rates
December 31, 2002

Change in Interest rate(BPS)	Projected Changes (%)				Change in amount		Expected Amount	
	Net Interest Income		Economic Value of Equity		Net Interest Income	Economic Value of Equity	Net Interest Income	Economic Value of Equity
	Guideline	Projected	Guideline	Projected				
			(Dollars in thousands)					
200	25.0%	15.6%	-25.0%	-10.6%	$ 6,772	$-14,220	$50,303	$120,334
100	12.5%	7.4%	-12.5%	-5.4%	$ 3,217	$ -7,231	$46,748	$127,323
0	0%	0%	0%	0%	0	0	$43,531	$134,554
-100	-12.5%	-9.1%	12.5%	6.0%	$-3,969	$ 8,125	$39,562	$142,679
-200	-25.0%	-16.8%	25.0%	14.8%	$-7,306	$ 19,962	$36,225	$154,516

In the above stress simulation, for a 100 basis point decline in interest rates, the Company may be exposed to a 9.1% decline in net interest income and a 6.0% increase in economic value of equity. For a 100 basis point increase in interest rate, net interest income may increase by 7.4%, but economic value of equity may decrease by 5.4%. For a 200 basis point increase in interest rate, net interest income may increase by 15.6%, but economic value of equity may decrease by 10.6%. For a 200 basis point decrease in interest rate, net interest income may decrease by 16.8%, but economic value of equity may increase by 14.8%. As shown in the above table, all figures remained well within policy guidelines.

The estimated sensitivity does not necessarily represent a Company forecast and the results may not be indicative of actual change to the Company's net interest income. Theses estimates are based upon a number of assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, pricing strategies on loans and deposits, and replacement of asset and liability cash flows. While the assumptions used are based on current economic and local market conditions, there is no assurance as to the predictive nature of these conditions, including how customer preferences or competitor influences might change.

Liquidity and Capital Resources

Liquidity of the Bank is defined as the ability to supply cash as quickly as needed without severely deteriorating its profitability. The Bank's major liquidity in the asset side stems from available cash positions, federal funds sold and short-term investments categorized as trading and/or available for sale securities, which can be disposed of without significant capital losses at ordinary business cycle. Liquidity source in the liability side comes from borrowing capabilities, which include federal fund lines, repurchase agreements, federal discount window, and Federal Home Loan Bank advances. Thus, maintenance of high quality securities that can be used for collateral in repurchase agreements is another important feature of liquidity management. Liquidity risk may occur when the Bank has few short-duration investment securities available for sale and/or is not capable of raising funds as quickly as possible at acceptable rates in the capital or money market. Also, a heavy and sudden increase of cash demands in loans and deposits can tighten the liquidity position. Several ratios are reviewed on a daily, monthly and quarterly basis for a better understanding of liquidity position and to preempt liquidity crisis. Six sub-sectors, which include Loan to Asset ratio, Off-balance Sheet items, Dependence on non-core deposits over $100M, Foreign deposits, Line of credit, and Liquid Assets were reviewed quarterly for the liquidity management. Heavy loan demand and limited liquid assets increased pressure for liquidity, but the Bank still has enough liquid assets to cover loan demand, which may reach the current policy guideline of loan to asset ratio of 85%.

Liquidity Ratio and Trends

Classification	December 31 2002	2001	2000
Short-term investments/Total assets	12%	12%	14%
Core deposits/Total assets	66%	68%	67%
Short-term non-core funding/Total assets	22%	22%	24%
Short-term investment/short-term non-core funding dependence	55%	52%	60%

Liquidity Measures

Classification	Guidelines	December 31, 2002	2001	2000
Net Loans/lease to total assets	Less than 85%	67%	67%	60%
Investment/Deposits	Less than 50%	29%	28%	34%
Loans & Investment/Deposits	Less than 133%	105%	103%	100%

The net loans & leases to total assets ratio remained at 67% in 2002. Despite the fluctuations during the year, the percentage increased in net loans and assets was matched. For the year, the ratio of loans to assets remained below the 85% guideline, ranging between 65% to 69%. Other ratios were within Bank guidelines as well.

The investments to deposits ratio rose marginally to 29%. The loans & investments to deposits ratio slightly increased to 105%. The off-balance sheet amount as a percentage of total assets rose in 2002 to 16.59% from 15.41% in 2001. The total amount increased to $241 million from $179 million. Most of the increase was due to a $46 million jump in unused commitments.

Another area of increase was financial standby letters of credit, which rose by $16 million. Although the percentage of off-balance sheet amount to total assets increased, it remained well within policy guidelines. The Bank did not have an interest rate swap at the end of the year. The ratios of Short-term non-core funding to Total assets and Short-term investment to Short-term non-core funding dependence was 22% and 55% respectively.

Foreign deposit risk deals with high dependency on foreign deposits that can adversely affect the Bank's liquidity. These liabilities are assumed to be volatile in accordance with the variability of social, political, and environmental conditions in foreign countries. The Bank monitors separately on a quarterly basis foreign deposits and Brazilian deposits, and exposures to both categories remained well within the Bank's internal guideline.

There were no changes to the lines of credit secured by the Bank to meet its liquidity needs. The Bank maintained a total of $54 million in credit lines. In addition, the Bank maintained Master Repurchase Agreements with Wachovia Bank, Banc of America Securities, Bear Stearns, Union Bank of California, UBS PaineWebber, Lehman Brothers, Merrill Lynch, Morgan Stanley Dean Witter, Deutsche Bank Securities, Inc., and Prudential Securities that can furnish liquidity to the Bank in consideration of bonds collateral.

The Bank can also meet its liquidity needs through borrowings from the Federal Home Loan Bank. The Bank is eligible to borrow up to 25% of its total assets from the FHLB of San Francisco. The maintenance of a proper level of liquid assets is critical for both the liquidity and the profitability of the Bank. Since the primary objective of the investment portfolio is to maintain proper liquidity of the Bank, it is recommended for Management to keep proper liquid assets to avoid exposure to higher than feasible liquidity risk.

The primary source of capital for the Company for the past several years has been internally generated capital through retained earnings. Total shareholders' equity was $124.5 million at December 31, 2002, an increase of $19.6 million or 18.7% from $104.9 million at December 31, 2001 and an increase of $18.5 million or 21.4% from $86.4 million at December 31, 2000.

The Company is subject to various regulatory capital requirements administered by federal and state agencies. Failure to meet minimum capital requirements can trigger mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material effect on the Company's financial statements and operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum ratios of Total Capital and Tier 1 Capital to total risk-weighted assets, and of Tier 1 Capital to average assets. The minimum ratios for capital adequacy are 8% (Total Risk-Based), 4% (Tier 1 Risk-Based) and 4% (Leverage Capital Ratio), respectively. The Company had Total Risk-Based of 12.34%, 12.87% and 12.37%, and Tier 1 Risk-Based capital ratio 11.19%, 11.71% and 11.11%, respectively at December 31, 2002, 2001 and 2000. The Company's Leverage Capital Ratio was 9.18%, 8.86% and 8.46% at December 31, 2002, 2001 and 2000, respectively.

The Federal Reserve Bank ("FRB") and the California Department of Financial Institutions ("the DFI") periodically examine the Company. As of December 31, 2002, the most recent notification from the FRB categorized the Company as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain Total Risk-Based, Tier 1 Risk-Based, and Tier 1 Leverage Ratios of at least 10%, 6%, and 5%, respectively. There are no conditions or events since that notification which Management believes have changed the Company's category.

Accounting Matters

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

On July 30, 2002, FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under Statement No. 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. A liability is incurred when an event leaves the company little or no discretion to avoid transferring or using the assets in the future. Previous accounting guidance was provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company expects that adoption of SFAS No. 146 will not have a material impact on the Company's results of operations or financial condition.

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4 that required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Henceforth, those gains and losses from extinguishment of debt are to be classified in accordance with the criteria in APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 64 which amended SFAS No. 4 is no longer necessary with the rescission of SFAS No. 4. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Since the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for financial statements for period beginning after May 15, 2002, and earlier adoption is recommended. Upon adoption, the Company is required to reclassify prior period items that do not meet the extraordinary classification criteria in APB 30. The Company adopted SFAS No. 145 effective May 15, 2002. Adoption of SFAS No. 145 did not have any impact on the results of operations or financial condition of the Company.

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") as of January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 141 requires, upon adoption of Statement 142 that the Company evaluate its existing goodwill that was acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform to the new criteria in SFAS 141 for recognition apart from goodwill.

SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. As of January 1, 2002, the date of adoption, the Company had unamortized goodwill in the amount of $1.8 million and unamortized identifiable intangible assets in the amount of $341,000. There was no goodwill amortization taken and no impairment of goodwill and intangible assets as of September 30, 2002.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. The statement is effective for fiscal years beginning after December 15, 2001 and must be adopted as of the beginning of this fiscal year. The Company adopted SFAS No. 144 as of January 1, 2002, and there was no material impact on the Company's consolidated financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations," ("SFAS No. 143"), which requires that the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred or reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is recorded at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. Management has determined that the impact of the adoption of SFAS 143 is immaterial.

Impact of Inflation: Seasonality

The primary impact of inflation on the Company is its effect on interest rates. The Company's primary source of income is net interest income, which is affected by changes in interest rates. The Company attempts to limit the impact of inflation on its net interest margin through management of rate-sensitive assets and liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as non-interest expenses has not been significant for the periods covered in this registration statement. The Company's business is generally not seasonal.

Item 7A. ***Quantitative and Qualitative Disclosure of Market Risks***

For quantitative and qualitative disclosures regarding market risks in the Hanmi Bank's portfolio, see, "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations — Interest Rate Risk Management and Liquidity and Capital Resources."

Item 8. ***Financial Statements and Supplemental Data***

The Financial Statements required to be filed as a part of this report are set forth on pages 49 through 78.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Except as hereinafter noted, the information concerning directors and executive officers of Hanmi Financial is incorporated by reference from the section entitled "Election of Directors" of the Hanmi Financial's definitive Proxy Statement for the Annual Meeting of Stockholders and which will be filed with the Commission within 120 days after the close of the Hanmi Financial fiscal year.

Item 11. *Executive Compensation*

Information concerning executive compensation is incorporated by reference from the section entitled "Executive Compensation" of the Hanmi Financial definitive Proxy Statement for the Annual Meeting of Stockholders and which will be filed with the Commission within 120 days after the close of the Hanmi Financial fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table summarizes information as of December 31, 2002 relating to equity compensation plans of Hanmi Financial pursuant to which grants of options, restrict stock, or other rights to acquire shares may be granted from time to time.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	1,068,506	$10.64	1,646,797
Equity compensation plans not approved by security holders	0	0	0
Total	1,068,506	$10.64	1,646,797

Information regarding security ownership of certain beneficial owners and management and related stockholder matters will appear under caption "Beneficial Ownership of Principal Stockholders and Management" of the Hanmi Financial's definitive Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

Information concerning certain relationships and related transactions is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" of the Hanmi Financial definitive Proxy Statement for the Annual Meeting of Stockholders and which will be filed with the Commission within 120 days after the close of the Hanmi Financial fiscal year.

Item 14. *Controls and Procedures*

Within the 90 days prior to the date of filing of this report, the Company carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Office and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14c of the securities Exchange Act of 1934, as amended. Based on that evaluation, our chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

There have been no significant changes in our internal controls or other factors that could significantly affect these controls subsequent to the date of these evaluations.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) Financial Statements and Schedules

(1) The Financial Statements required to be filed hereunder are listed in the Index to Financial Statements on page 49 of this report.

(2) The following additional information for the years 2002, 2001 and 2000 is submitted herewith:

All schedules are omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

(b) No reports on Form 8-K were filed during the quarter ended December 31, 2002.

(c) The Exhibits required to be filed with this report are listed in the exhibit index included herein at page 82.

HANMI FINANCIAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hanmi Financial Corporation:

We have audited the accompanying consolidated statements of financial condition of Hanmi Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Hanmi Financial Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanmi Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Los Angeles, California
January 20, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hanmi Financial Corporation:

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity, and cash flows of Hanmi Financial Corporation and subsidiary for the year ended December 31, 2000. These consolidated financial statements are the responsibility of Hanmi Financial Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations, changes in financial position, and cash flows of Hanmi Financial Corporation and subsidiary for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 16, 2001

HANMI FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
	(Dollars in thousands, except share data)	
ASSETS		
Cash and due from banks	$ 67,772	$ 52,014
Federal funds sold	55,000	19,200
Short-term commercial paper	—	9,992
Cash and cash equivalents	122,772	81,206
Federal Reserve Bank stock	2,945	2,423
Federal Home Loan Bank stock	1,634	739
Securities held-to-maturity, at amortized cost (fair value: 2002 — $7,596; 2001 — $17,792) (note 3)	7,542	17,555
Securities available-for-sale, at fair value (note 3)	272,006	195,420
Loans receivable, net of allowance for loan losses: 2002 — $12,269; 2001 — $10,064 (note 4)	991,599	806,115
Loans held for sale, at the lower of cost or fair value	12,540	14,947
Customers' liability on acceptances	4,472	2,739
Premises and equipment, net (note 5)	8,240	7,814
Accrued interest receivable	5,533	5,408
Deferred income taxes, net (note 7)	4,223	4,250
Servicing asset	2,065	1,675
Goodwill and intangible assets	2,164	2,184
Bank-owned life insurance — cash surrender value	10,637	10,003
Other assets	7,926	6,282
TOTAL ASSETS	$1,456,298	$1,158,760
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Deposits (note 6):		
Non-interest bearing	$ 412,060	$ 301,576
Interest-bearing:		
Savings	98,121	88,689
Money market checking	190,314	133,883
Time deposits of $100,000 or more	323,544	276,785
Other time deposits	259,940	241,420
Total deposits	1,283,979	1,042,353
Accrued interest payable	3,385	4,726
Acceptances outstanding	4,472	2,739
Treasury, tax, and loan remittances	3,347	2,873
Other borrowed funds	34,450	
Other liabilities	2,197	1,196
Total liabilities	1,331,830	1,053,887
COMMITMENTS AND CONTINGENCIES (notes 12 and 13)		
SHAREHOLDERS' EQUITY (notes 3, 8, and 9):		
Preferred stock, $.001 par value. Authorized 10,000,000 shares; issued and outstanding, none		—
Common stock, $.001 par value. Authorized 50,000,000 shares; issued and outstanding 13,915,433 shares in 2002 and 12,562,229 shares in 2001	14	13
Additional paid-in capital	99,941	81,090
Accumulated other comprehensive income:		
Unrealized gain on securities available for sale, net of taxes of $1,134 and $638 in 2002 and 2001, respectively	2,105	1,003
Retained earnings	22,408	22,767
Total shareholders' equity	124,468	104,873
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,456,298	$1,158,760

See accompanying notes to consolidated financial statements.

HANMI FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
	(Dollars in thousands, except per share data)		
INTEREST INCOME:			
Interest and fees on loans	$57,319	$59,838	$57,323
Interest on securities and interest-bearing deposits in other financial institutions	11,363	14,776	11,845
Interest on federal funds sold securities purchased under agreements to resell, and short-term commercial paper	925	2,330	3,261
Total interest income	69,607	76,944	72,429
INTEREST EXPENSE (notes 6 and 12)	21,345	32,990	30,891
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	48,262	43,954	41,538
PROVISION FOR LOAN LOSSES (note 4)	4,800	1,400	2,250
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	43,462	42,554	39,288
NONINTEREST INCOME:			
Service charges on deposit accounts	9,195	9,222	8,948
Gain on sale of loans	1,875	1,345	1,187
Gain on sale of securities	3,265	2,751	—
Gain on sale of OREO	—	16	—
Gain (loss) on sale of fixed assets	—	(66)	1,112
Increase in fair value of interest rate swap	1,368		
Trade finance fees	2,410	1,915	1,894
Remittance fees	786	602	509
Other service charges and fees	803	794	754
Bank owned life insurance	552	—	—
Other income	659	408	415
Total noninterest income	20,913	16,987	14,819
NONINTEREST EXPENSES:			
Salaries and employee benefits (note 11)	17,931	16,786	14,306
Occupancy and equipment (note 13)	4,330	3,877	3,249
Data processing	2,784	2,347	2,067
Supplies and communication	1,466	1,417	1,382
Professional fees	1,003	1,110	818
Advertising and promotional expense	1,523	1,747	1,721
Loan referral fee	691	540	651
Impairment of securities	4,416	270	3
Other operating	4,189	3,934	3,599
Total noninterest expenses	38,333	32,028	27,796
INCOME BEFORE INCOME TAXES	26,042	27,513	26,311
INCOME TAX PROVISION (note 7)	9,012	10,703	10,788
NET INCOME	17,030	$16,810	$15,523
EARNINGS PER SHARE (note 10):			
Basic	$ 1.23	$ 1.23	$ 1.14
Diluted	$ 1.20	$ 1.21	$ 1.14

See accompanying notes to consolidated financial statements.

HANMI FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2002, 2001, and 2000

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
		(Dollars in thousands, except share data)				
Balance, December 31, 1999	6,679,670	$ 7	56,205	14,684	(3,065)	$ 67,831
Stock options exercised	20,271	—	279			279
Stock dividend	734,516	—	8,931	(8,931)	—	—
Cash paid for fractional shares	—	—	—	(3)	—	(3)
Comprehensive income:						
Net income	—	—	—	15,523	—	15,523
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	2,766	2,766
Total comprehensive income						18,290
Balance, December 31, 2000	7,434,457	7	65,415	21,273	(299)	$ 86,396
Stock options exercised	71,378	1	717			718
Stock dividend	893,823	1	15,307	(15,309)	—	(1)
Stock retirement	(20,000)		(345)			(345)
Stock split	4,182,571	4	(4)	—	—	—
Cash paid for fractional shares	—	—	—	(7)	—	(7)
Comprehensive income:						
Net income	—	—	—	16,810	—	16,810
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	1,302	1,302
Total comprehensive income						18,112
Balance, December 31, 2001	12,562,229	$13	$81,090	$ 22,767	$ 1,003	$104,873
Stock options exercised	222,022		1,469			1,469
Stock dividend	1,131,182	1	17,382	(17,382)	—	1
Cash paid for fractional shares	—	—	—	(7)	—	(7)
Comprehensive income:						
Net income	—	—	—	17,030	—	17,030
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	1,102	1,102
Total comprehensive income						18,132
Balance, December 31, 2002	13,915,433	$14	$99,941	$ 22,408	$ 2,105	$124,468

See accompanying notes to consolidated financial statements.

HANMI FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 17,030	$ 16,810	$ 15,523
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:			
Depreciation and amortization	1,427	1,283	611
Provision for loan losses	4,800	1,400	2,250
Provision for other real estate owned losses	—	40	—
Federal Home Loan Bank stock dividend	(895)	(46)	—
Deferred tax provision	(469)	(41)	(1,232)
Write-off of interest only strip	—	95	—
Stock compensation expense	—	—	278
Gain on sale of securities	(3,265)	(2,751)	—
Change in fair value of interest rate swap	(1,360)	—	—
Impairment loss on investment security held-to-maturity	4,416	270	3
(Gain) loss on disposition of premises and equipment	—	66	(1,112)
Gain on sale of loans	(1,875)	(1,345)	(1,233)
Origination of loans held for sale	(33,226)	(24,450)	(15,804)
Proceeds from sale of loans held for sale	37,508	23,695	22,692
Gain on sale of other real estate owned	—	(16)	(47)
(Increase) decrease in accrued interest receivable	(125)	1,443	(1,890)
Increase in other assets	(2,045)	(2,079)	(960)
Decrease in accrued interest payable	(1,341)	(1,654)	3,223
Increase in cash surrender value of BOLI	(634)	—	—
Increase (decrease) in other liabilities	1,011	(1,522)	1,396
Net cash provided by operating activities	20,949	11,199	23,698

	2002	2001	2000
	(Dollars in thousands)		
Cash flows from investing activities:			
Net increase in loans receivable	$(190,284)	$(200,964)	$(155,226)
Purchase of Federal Reserve Bank stock	(522)	(469)	(268)
Purchase of Federal Home Loan Bank stock	—	—	(693)
Proceeds from interest-bearing deposits	—	—	100
Proceeds from matured or called securities held-to-maturity	10,012	5,109	45,896
Proceed from sale of available-for-sale	102,343	65,156	2,865
Proceeds from matured or called securities available-for-sale	105,245	121,073	14,467
Proceeds form termination of interest rate swap	1,360	—	—
Purchases of securities held-to-maturity	—	(688)	(1,978)
Purchases of securities available-for-sale	(283,726)	(193,195)	(90,882)
Proceeds from sale of other real estate owned	—	307	613
Proceeds from recoveries of written-off loans	—	794	884
Purchase of premises and equipment, net	(1,832)	(1,932)	2,398
Bank-owned life insurance premium paid	—	(10,000)	—
Net cash and cash equivalents used in investing activities	(257,396)	(214,809)	(181,824)
Cash flows from financing activities:			
Net increase in deposits	241,627	$ 107,772	278,851
(Payment of) proceeds from securities sold under repurchase agreements	—	—	(5,892)
(Payment of) proceeds from treasury, tax, and loan remittances	476	571	(2,198)
Proceeds from other borrowed funds	34,450		
Cash paid for fractional shares on dividends	(7)	(7)	(3)
Cash paid for stock retirement	—	(345)	—
Proceeds from exercise of stock option	1,469	718	—
Net cash and cash equivalents provided by financing activities	278,013	108,709	270,758
Net increase (decrease) in cash and cash equivalents	41,568	(94,901)	112,631
Cash and cash equivalents, beginning of year	81,206	176,107	63,476
Cash and cash equivalents, end of year	$ 122,772	$ 81,206	$ 176,107
Supplemental disclosures of cash flow information:			
Interest paid	$ 22,686	$ 34,644	$ 27,669
Income taxes paid	9,125	10,703	10,600
Supplemental schedule of noncash investing and financing activities:			
Transfer of loans to other real estate owned	—	$ 331	$ 565
Transfer of retained earnings to common stock and additional paid-in capital for stock dividend	$ 17,382	$ 15,308	$ 8,935

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of Hanmi Financial Corporation and subsidiary conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Hanmi Financial Corporation (the Company) and its wholly owned subsidiary, Hanmi Bank (the Bank), after elimination of all material intercompany transactions and balances.

The Company was formed as a holding company of the Bank and registered with the Securities and Exchange Commission under the Securities Act of 1933 on March 17, 2001. Subsequent to the formation of the Company, each of the Bank's shares was exchanged for one share of the Company with an equal value.

The Company's primary operations are related to traditional banking activities, including the acceptance of deposits and the lending and investing of money through operation of the Bank. The Bank is a California state-chartered, FDIC-insured financial institution. The Bank maintains a branch network of fourteen locations, serving individuals and small- to medium-sized businesses in Los Angeles and surrounding areas.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold, securities purchased under resale agreements, and short-term commercial paper, all of which have maturities of less than 90 days.

(c) Securities

Securities are classified into three categories and accounted for as follows:

(i) Securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost;

(ii) Securities that are bought and held principally for the purpose of selling them in the near future are classified as "trading securities" and reported at fair value. Unrealized gains and losses are recognized in earnings; and

(iii) Securities not classified as held-to-maturity or trading securities are classified as "available-for-sale" and reported at fair value. Unrealized gains and losses are reported as a separate component of shareholders' equity as accumulated other comprehensive income, net of deferred taxes.

Accreted discounts and amortized premiums on investment securities are included in interest income, and unrealized and realized gains or losses related to holding or selling of securities are calculated using the specific-identification method. To the extent there is an impairment of value deemed other than temporary for a security held-to-maturity or available-for-sale, a loss is recognized in earnings.

The Company also has a minority investment in a nonpublicly traded company, Pacific International Bank. The investment is included in other assets on the Company's consolidated statements of financial condition and is carried at cost. The Company monitors the investment for impairment and makes appropriate reduction in carrying value when necessary.

(d) Derivative Instruments

On January 1, 2001, the Company adopted the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This standard requires the Company to record all derivatives at fair value and permits the Company to designate derivative instruments as being used to hedge changes in fair value or changes in cash flows. Changes in the fair value of derivatives that offset changes in cash flows of hedged item are recorded initially in other comprehensive income. Amounts recorded in other comprehensive income are subsequently reclassified into earnings during the same period in which the hedged item affects earnings. If a derivative qualifies as a fair value hedge, then changes in fair value of the hedging derivative are recorded in earnings and are offset by changes in fair value attributable to the hedged risk of the hedged item. Any portion of the changes in the fair value of derivatives designated as a hedge that is deemed ineffective is recorded in earnings along with changes in the fair value of derivatives with no hedge designation.

The Company entered into an interest rate swap during the quarter ended June 30, 2002. For the year ended December 31, 2002, the changes in fair value of this derivative recognized $1.4 million through earnings. The swap was terminated during the second quarter of 2002, and there were no separate derivatives existing as of December 31, 2002.

(e) Loans

The Company originates loans for investment, with such designation made at the time of origination. Loans are recorded at the contractual amounts due from borrowers, adjusted for unamortized discounts and premiums, undisbursed funds, net deferred loan fees and origination costs, and the allowance for loan losses.

Certain Small Business Administration (SBA) loans that may be sold prior to maturity have been designated as held for sale at origination and are recorded at the lower of cost or fair value, determined on an aggregate basis. A valuation allowance is established if the market value of such loans is lower than their cost, and operations are charged or credited for valuation adjustments. A portion of the gains on sale of SBA loans is recognized as noninterest income at the time of the sale. The remaining portion of the gain is deferred and amortized over the estimated life of the loan as an adjustment to the yield. Upon sales of such loans, the Company receives a fee for servicing the loans. The servicing asset is recorded based on the present value of the contractually specified servicing fee, net of adequate compensation, for the estimated life of the loan, discounted by a range of 11% to 12% and a constant prepayment rate ranging from 6% to 16%. The servicing asset is amortized in proportion to and over the period of estimated servicing income. The Company capitalized $749,823 and $605,524 of servicing assets during 2002 and 2001, respectively, and amortized $359,337 and $477,365 during the years ended December 31, 2002 and 2001, respectively. Management periodically evaluates the servicing asset for impairment. Impairment, if it occurs, is recognized in a valuation allowance in the period of impairment.

Interest-only strips are recorded based on the present value of the excess of total servicing fee over the contractually specified servicing fee for the estimated life of the loan, calculated using the same assumptions as noted above. Such interest-only strips are accounted for at the estimated fair value, with unrealized gains or losses recorded as adjustments to earnings since 2001 and as accumulated other comprehensive income in shareholders' equity prior to 2001.

(f) Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

(g) Loan Interest Income and Fees

Interest on loans is credited to income as earned and is accrued only if deemed collectible. Direct loan origination costs are offset by loan origination fees with the net amount deferred and recognized over the contractual lives of the loans as a yield adjustment using the interest method. Discounts or premiums associated with purchased loans are accreted or amortized to interest income using the interest method over the contractual lives of the loans, adjusted for prepayments. Accretion of discounts and deferred loan fees is discontinued when loans are placed on nonaccrual status.

Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become more than 90 days past due. However, in certain instances, the Company may place a particular loan on nonaccrual status earlier, depending upon the individual circumstances surrounding the loan's delinquency. When an asset is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectibility of principal is probable, in which case interest payments are credited to income. Nonaccrual assets may be restored to accrual status when principal and interest become current and full repayment is expected. Interest income is recognized on the accrual basis for impaired loans not meeting the criteria for nonaccrual.

(h) Allowance for Loan Losses

Loan losses are charged, and recoveries are credited, to the allowance account. Additions to the allowance account are charged to the provision for loan losses. The allowance for loan losses is maintained at a level considered adequate by management to absorb probable losses in the loan portfolio. The adequacy of the allowance is determined by management based upon an evaluation and review of the loan portfolio, consideration of historical loan loss experience, current economic conditions, changes in the composition of the loan portfolio, analysis of collateral values, and other pertinent factors.

Loans are measured for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. The amount of impairment and any subsequent changes are recorded through the provision for loan losses as an adjustment to the allowance for loan losses. Accounting standards require that an impaired loan be measured based on:

(i) the present value of the expected future cash flows, discounted at the loan's effective interest rate or

(ii) the loan's observable fair value or

(iii) the fair value of the collateral, if the loan is collateral-dependent.

The Company evaluates installment loans for impairment on a pooled basis. These loans are considered to be smaller balance, homogeneous loans and are evaluated on a portfolio basis considering the projected net realizable value of the portfolio compared to the net carrying value of the portfolio.

(i) Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures, and equipment is computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 30 years. Leasehold improvements are capitalized and amortized on the straight-line method over the term of the lease or the estimated useful lives of the improvements, whichever is shorter.

(j) Goodwill and Intangible Assets

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, amounted to $1.8 million as of December 31, 2002 and 2001. The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), effective January 1, 2002. SFAS 142 required that goodwill be recorded at the reporting unit level. Reporting units are defined as an operating segment or one level below. SFAS 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually, or earlier if events have occurred that might indicate impairment. The Company ceased amortization of goodwill as of January 1, 2002. The Company's impairment test is performed in two phases The first step involves comparing the fair vale of the reporting unit with its carrying amount, including goodwill. Fair value of the reporting unit is estimated using two different valuation techniques: (a) discounted earnings cash flow and (b) average market price to earnings multiple using a management selected peer group. If the fair value of the reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure involves comparing the implied fair vale of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss is recorded through earnings to the extent the carrying amount of goodwill exceeds its implied fair value. As of December 31, 2002, management is unaware of any circumstances that would indicate a potential impairment of goodwill.

The Company amortizes core deposit intangible (CDI) balances on a straight-line basis over 7 years. As required upon adoption of SFAS 142, the Bank evaluated the useful lives assigned to the CDI assets and determined that no change was necessary and amortization expense was not adjusted for the year ended December 31, 2002. As required by SFAS 142, the CDI balance is assessed for impairment or recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The CDI recoverability analysis is consistent with the Company's policy for assessing impairment or disposal of long-lived assets. As of and for the year ended December 31, 2002, management was not aware of any circumstances that would indicates impairment of the CDI assets and no impairment charges were recorded through net earnings in 2002.

For the year ended December 31, 2001, prior to the adoption of SFAS 142, goodwill was amortized on straight-line basis over the expected periods to be benefited, generally 15 years. The CDI was amortized on a straight-line basis over 7 years. In the event that circumstances indicated potential impairment of the intangible asset carrying value, the Company assessed recoverability of intangible assets by determining whether the amortization of the balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The amortization of goodwill in 2001 and 2000 amounted to $157,000, respectively.

(k) Income Taxes

The Company provides for income taxes using the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Stock-Based Compensation

Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Pro forma disclosure of net income and earnings per share is provided as if the fair value based method had been applied.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the fair value method of SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2002, 2001, and 2000 would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
	(Dollars in thousands, except per share data)		
Net income:			
As reported	$17,030	$16,810	$15,523
Compensation expense	791	258	182
Pro forma	$16,239	$16,552	$15,341
Earnings per share:			
As reported:			
Basic	$ 1.23	$ 1.23	$ 1.14
Diluted	$ 1.20	$ 1.21	$ 1.14
Pro forma:			
Basic	$ 1.19	$ 1.21	$ 1.13
Diluted	$ 1.16	$ 1.19	$ 1.12

The estimated fair value of options granted was $ 5.04 per share in 2002, $5.26 per share in 2001, and $2.39 per share in 2000. The weighted average fair value of options granted under the Company's fixed stock option plan in 2002 and 2001 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividends yield; expected volatility of 37% in 2002 and 2001, expected lives of three to five years in 2002 and 2001, and risk-free interest rate of 2.39% and 4.38% in 2002 and 2001, respectively.

(m) Earnings per Share

Basic earnings per share (EPS) is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings. EPS data for 2001 and 2000 was retroactively restated reflecting the 2002 stock dividend.

(n) Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(o) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(p) Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

On July 30, 2002, FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under Statement No. 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. A liability is incurred when an event leaves the company little or no discretion to avoid transferring or using the assets in the future. Previous accounting guidance was provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company expects that adoption of SFAS No. 146 will not have a material impact on the Company's results of operations or financial condition.

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4 that required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Henceforth, those gains and losses from extinguishment of debt are to be classified in accordance with the criteria in APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 64 which amended SFAS No. 4 is no longer necessary with the rescission of SFAS No 4. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Since the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for financial statements for period beginning after May 15, 2002, and earlier adoption is recommended. Upon adoption, the Company is required to reclassify prior period items that do not meet the extraordinary classification criteria in APB 30. The Company adopted SFAS No. 145 effective May 15, 2002. Adoption of SFAS No. 145 did not have any impact on the results of operations or financial condition of the Company.

(q) Reclassifications

Certain reclassifications were made to the prior year's presentation to conform to the current year's presentation.

(2) Securities Purchased under Agreements to Resell

The Company purchases government agency securities and / or whole loans under agreements to resell the same securities (reverse repurchase agreement) with primary dealers. Amounts advanced under these agreements represent short-term invested cash. Securities subject to the reverse repurchase agreements are held in the name of the Company by dealers who arrange the transactions.

In the event that the fair value of the securities decreases below the carrying amount of the related reverse repurchase agreement, the counterparties are required to designate an equivalent value of additional securities in the name of the Company.

The balance outstanding with the primary dealers, who also held the designated collateral underlying such agreements, was $20 million on December 31, 2002. There was none outstanding at December 31, 2001.

(3) Securities

The following is a summary of the securities held-to-maturity at December 31:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
		(Dollars in thousands)		
2002				
Corporate bonds	$4,997	—	$14	$4,983
Municipal bonds	1,088	39	1	1,126
Mortgage-backed securities	1,457	30	—	1,487
	$7,542	$69	$15	$7,596

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
2001				
Corporate bonds	$11,753	$129	$11	$11,871
Municipal bonds	2,964	66		3,030
Mortgage-backed securities	2,838	53	—	2,891
	$17,555	$248	$11	$17,792

The following is a summary of securities available-for-sale at December 31:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
2002				
U.S. agencies	$ 53,408	$ 493	—	$ 53,901
Corporate bonds	594	594	—	1,188
Municipal bonds	17,810	479	$ 52	18,237
Mortgage-backed securities	78,112	1,063	2	79,173
Collateralized mortgage obligations	102,212	840	175	102,877
Asset-backed securities	1,630	—	—	1,630
Other	15,000	—	—	15,000
	$268,766	$3,469	$229	$272,006

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
2001				
U.S. agencies	$ 11,093	$ 216	—	$ 11,309
Corporate bonds	28,119	760	2	28,877
Municipal bonds	31,944	595	248	32,291
Mortgage-backed securities	65,218	417	271	65,364
Collateralized mortgage obligations	55,240	280	106	55,414
Asset-backed securities	2,165	—	—	2,165
	$193,779	$2,268	$627	$195,420

The amortized cost and estimated fair value of securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Held-to-maturity:		
Due within one year	4,997	4,983
Due after one year through five years	1,172	1,228
Due after five years through ten years	0	0
Due after ten years	1,373	1,385
	7,542	7,596

	Amortized Cost	Estimated Fair Value
Available-for-sale:		
Due within one year	2,100	2,717
Due after one year through five years	132,571	133,689
Due after five years through ten years	62,959	63,389
Due after ten years	71,136	72,211
	268,766	272,006

Securities with carrying values of approximately $170.5 million and $100.1 million on December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

At December 31, 2002, the Company held a WorldCom Inc. corporate bond in its available-for-sale portfolio with an amortized carrying value of approximately $594,000. On January 15, 2003, such investment matured, and WorldCom defaulted on the repayment. The Company wrote down its cost basis on the investment to fair value, recognizing a loss of approximately $4.4 million during the year ended December 31, 2002, as the Company's management considered such decline of market value as an other than temporary condition.

There were $3.3 million, $2.8 million, and $0 of gross realized gains during the year ended December 31, 2002, and 2001, respectively. During 2002, $2.1 million ($1.1 million net of tax) of unrealized gains arose during the year end are included in comprehensive income and $882,000 ($574,000 net of tax) of previously unrealized gains were realized in earnings. In 2001, $2.5 million ($1.5 million net of tax) of unrealized gains arose during the year and were included in comprehensive income and $460,000 ($281,000 net of tax) of previously unrealized gains was realized in earnings. In 2000, $4.7 million ($2.8 million net of tax) of unrealized losses arose during the year with no gains or losses reclassified to earnings.

(4) Loans Receivable and Allowance for Loan Losses

Loans receivable consist of the following at December 31:

	2002	2001
	(Dollars in thousands)	
Commercial loans	$ 560,370	$457,974
Real estate loans	371,593	281,480
Consumer loans	44,416	38,645
Federal funds sold—Term	30,000	40,000
	1,006,379	818,099
Allowance for loans losses	(12,269)	(10,064)
Deferred loan fees	(2,511)	(1,920)
Loans receivable, net	$ 991,599	$806,115

At December 31, 2002 and 2001, the Company serviced loans sold to unaffiliated parties in the amounts of approximately $89.6 million and $70.6 million, respectively.

Management believes that, as of December 31, 2002, the allowance for loan losses is adequate to provide for losses inherent in the loan portfolio. However, the allowance is an estimate that is inherently uncertain and depends on the outcome of future events. Management's estimates are based on previous loan loss experience; volume, growth, and composition of the loan portfolio; the value of collateral; and current economic conditions. The Company's lending is concentrated in consumer, commercial, construction, and real estate loans in greater Los Angeles. Although management believes the level of the allowance as of December 31, 2002 and 2001 is adequate to absorb losses inherent in the loan portfolio, a decline in the local economy may result in increasing losses that cannot reasonably be predicted at this date.

Activity in the allowance for loan losses is as follows:

	2002	2001	2000
	(Dollars in thousands)		
Balance, beginning of year	$10,064	$11,975	$10,623
Provision for loan losses	4,800	1,400	2,250
Loans charged off	(3,571)	(4,105)	(1,782)
Recoveries of charge-offs	976	794	884
Balance, end of year	$12,269	$10,064	$11,975

The following is a summary of the investment in impaired loans and the related allowance for loan losses:

	December 31	
	2002	2001
	(Dollars in thousands)	
Recorded investment in impaired loans	$4,799	$4,258
Related allowance for loan losses	2,967	1,309
Impaired loans without specific reserves	55	1,194

The average recorded investment in impaired loans during the years ended December 31, 2002, 2001, and 2000 approximated $4.8 million, $4.3 million, and $11.5 million, respectively. Interest income of approximately $273,000, $513,000, and $1.1 million was recognized on impaired loans during the years ended December 31, 2002, 2001, and 2000, respectively.

Loans on nonaccrual status totaled approximately $5.8 million and $4.3 million at December 31, 2002 and 2001, respectively. If interest on nonaccrual loans had been recognized at the original interest rates, interest income would have increased approximately $203,000, $323,000, and $150,000 during the years ended December 31, 2002, 2001, and 2000, respectively. The Company is not committed to lend additional funds to debtors whose loans are impaired.

Loans past due 90 days or more and still accruing interest totaled $617,000 and $719,000 at December 31, 2002 and 2001, respectively. There were no restructured loans at December 31, 2002 and 2001, respectively.

The following is an analysis of all loans to officers and directors of the Company and their affiliates. In the opinion of management, all such loans were made under terms that are consistent with the Company's normal lending policies.

	2002	2001
	(Dollars in thousands)	
Outstanding balance, beginning of year	$ 3,725	$ 7,036
Credit granted, including renewals	668	245
Repayments	(1,748)	(3,556)
Outstanding balance, end of year	$ 2,645	$ 3,725

Income from these loans totaled approximately $135,170 and $367,043 for the years ended December 31, 2002 and 2001, respectively, and is reflected in the accompanying consolidated statements of operations.

(5) Premises and Equipment

The following is a summary of the major components of premises and equipment as of December 31:

	2002	2001
	(Dollars in thousands)	
Land	$ 1,820	$ 1,820
Building and building improvements	3,034	3,034
Furniture and equipment	7,011	5,957
Leasehold improvements	5,155	4,592
	17,020	15,403
Accumulated depreciation and amortization	(8,780)	(7,589)
	$ 8,240	$ 7,814

(6) Deposits

Time deposits by maturity are as follows at December 31, 2002 and 2001:

	2002	2001
	(Dollars in thousands)	
Less than three months	$359,586	$324,722
After three months to six months	120,441	105,136
After six months to twelve months	94,561	82,008
After twelve months	8,896	6,339
Total	$583,484	$518,205

A summary of interest expenses on deposits is as follows for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
	(Dollars in thousands)		
Money market checking	$ 3,036	$ 2,610	$ 3,633
Savings	2,632	2,714	2,322
Time deposits of $100,000 or more	7,838	13,778	10,233
Other time deposits	7,034	13,785	14,494
Other borrowings	805	103	209
Total	$21,345	$32,990	$30,891

(7) Income Taxes

A summary of income tax provision for 2002, 2001, and 2000 follows:

	2002	2001	2000
	(Dollars in thousands)		
Current:			
Federal	$8,410	$ 8,684	$ 9,249
State	1,071	2,060	2,770
	9,481	10,744	12,019
Deferred:			
Federal	(390)	(60)	(1,150)
State	(79)	19	(81)
	(469)	(41)	(1,231)
Provision for income taxes	9,012	$10,703	$10,788

As of December 31, 2002 and 2001, the federal and state deferred tax assets are as follows:

	2002	2001
	(Dollars in thousands)	
Deferred tax assets:		
Loan loss provision	$ 5,374	$3,940
Depreciation	421	427
State taxes	371	649
Other	154	73
	6,320	5,089
Deferred tax liabilities:		
Purchase accounting	(181)	(201)
Unrealized gain on available-for-sale security	(1,134)	(638)
Other	(102)	—
	(1,417)	(839)
Valuation allowance	(680)	—
Net deferred tax	$ 4,223	$4,250

Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax account, net of the valuation allowance.

A reconciliation of the difference between the federal statutory income tax rate and the effective tax rate as of December 31 is shown in the following table:

	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
State taxes, net of federal tax benefits	2.4	4.9	6.8
Other	(2.8)	(1.0)	(0.8)
	34.6%	38.9%	41.0%

At December 31, 2002 and 2001, net current tax payable of $876,000 and $520,000 were included in other liabilities in the Consolidated Statements of Financial Condition.

(8) Shareholders' Equity

The Bank adopted a Stock Option Plan (the Plan) in 1992, which was replaced by the Hanmi Financial Corporation Year 2000 Stock Option Plan, under which options to purchase shares of the Company's common stock may be granted to key employees. The Plan provides that the option price shall not be less than the fair value of the Company's stock on the effective date of the grant and will vest over five years. After ten years from grant, all unexercised options will expire.

The following is a summary of the transactions under the stock option plan described above:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding, beginning of year	1,199,168	$12.89	505,411	$13.27	247,359	$13.75
Prorate effect on options, due to stock dividend and stock split	107,255	11.82	310,485	7.90	27,210	12.39
Options granted	40,000	15.50	468,000	15.33	250,000	14.25
Options exercised	(222,022)	6.62	(71,378)	10.04	—	—
Options cancelled/expired	(55,895)	14.02	(13,350)	12.42	(19,158)	13.43
Options outstanding, end of year	1,068,506	10.64	1,199,168	12.89	505,411	13.27
Options exercisable at year-end	385,684	9.32	379,613	7.60	169,306	12.07

	Options Outstanding			Options exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 6.82 — $ 7.78	536,768	7.5 years	$ 7.64	262,088	$ 7.49
$ 7.79 — $ 8.12	45,383	6.6	8.12	20,992	8.12
$ 8.13 — $14.07	446,355	8.6	14.07	89,271	14.07
$14.08 — $15.50.	40,000	7.8	15.50	13,333	15.50
	1,068,506	7.9 years	10.64	385,684	9.32

The number and price per share of outstanding options have not been adjusted to reflect the 2002 stock dividend (See Note 10).

(9) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2002 and 2001, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed the institution's category.

The actual capital ratios of the Company and the Bank at December 31 are as follows:

	Actual		For Capital Adequacy Purposes		To Be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2002:						
Total capital (to risk-weighted assets):						
Company	$132,162	12.14%	87,092	8.0%		N/A
Bank	129,914	11.94%	87,045	8.0%	$108,806	10.0%
Tier I capital (to risk-weighted assets):						
Company	119,893	11.01%	43,558	4.0%		N/A
Bank	117,645	10.81%	43,532	4.0%	65,298	6.0%
Tier I capital (to average assets):						
Company	119,893	8.50%	56,420	4.0%		N/A
Bank	117,645	8.34%	56,424	4.0%	70,531	5.0%
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Company	$111,536	12.87%	$69,331	8.0%		N/A
Bank	110,409	12.75%	69,276	8.0%	$ 86,595	10.0%
Tier I capital (to risk-weighted assets):						
Company	101,472	11.71%	34,662	4.0%		N/A
Bank	100,344	11.59%	34,631	4.0%	51,947	6.0%
Tier I capital (to average assets):						
Company	101,472	8.86%	45,811	4.0%		N/A
Bank	100,344	8.76%	45,819	4.0%	57,274	5.0%

The average reserve balances required to be maintained with the Federal Reserve Bank were approximately $1.5 million and $2.0 million for the years ended December 31, 2002 and 2001, respectively.

(10) Earnings per Share

The Company declared a 12% stock dividend on February 28, 2001 and a 3 for 2 stock splits on August 16, 2001, respectively. The Company declared 9% stock dividend on February 20, 2002.

The following is a reconciliation of the numerators and denominators (adjusted for 12% stock dividend and 3 for 2 split in 2001 and 9% stock dividend in 2002) of the basic and diluted per share computations at December 31, 2002, 2001, and 2000:

	Income (Numerator)	Weighted Average shares (Denominator)	Per Share Amount
	(Dollars in thousands, except per share data)		
2002:			
Basic EPS —			
Income available to common shareholders	$ 17,030	13,823,785	$ 1.23
Effect of Diluted Securities —			
Options		329,461	(0.03)
Diluted EPS —			
Income available to common shareholders	$ 17,030	14,153,246	$ 1.20
2001:			
Basic EPS —			
Income available to common shareholders	$ 16,810	13,679,654	$ 1.23
Effect of Diluted Securities —			
Options		245,648	(0.02)
Diluted EPS —			
Income available to common shareholders	$ 16,810	13,925,302	$ 1.21
2000:			
Basic EPS —			
Income available to common shareholders	$ 15,523	13,593,739	$ 1.14
Effect of Diluted Securities —			
Options		42,467	—
Diluted EPS —			
Income available to common shareholders	$ 15,523	13,636,206	$ 1.14

(11) Retirement Plan

The Company has a profit sharing and a 401(k) plan for the benefit of substantially all of its employees. Contributions to the profit sharing plan are determined by the board of directors. No contributions were made in 2002, 2001, and 2000.

The Company matches 75% of participant contributions to the 401(k) plan up to 8% of each 401(k) plan participant's annual compensation. The Company made contributions to the 401(k) plan for the years ended December 31, 2002, 2001, and 2000 of approximately $524,000, $484,000, and $383,000, respectively.

In December, 2001, the Company purchased a single premium life insurance policy, Bank Owned Life Insurance ("BOLI), covering certain officers of the Company. The Company is the beneficiary under the policy. In the event of the death of a covered officer, the Company will receive the specified insurance benefit. The estate of the officer will be paid an amount by the Company based on recent compensation and length of service.

(12) Derivative Financial Instruments

On April 3, 2002, the Company entered into an interest rate swap agreement, wherein the Company received a fixed interest rate of 8.52% at quarterly intervals, and paid Prime-based floating rates, at quarterly intervals on a notional amount of $30 million. The Company exercised the rights of swap termination on June 14, 2002. A total change in fair value of approximately $1.4 million was recognized through earnings for the year ended December 31, 2002. This swap was not designated as a hedge for accounting purposes.

(13) Commitments and Contingencies

The Company leases its premises under noncancelable operating leases. At December 31, 2002, future minimum rental commitments under these leases and other operating leases are as follows:

Year:	Amount (Dollars in thousands)
2003	$1,904
2004	1,523
2005	1,281
2006	916
2007	595
	$6,219

Rental expenses recorded under such leases in 2002, 2001, and 2000 amounted to approximately $1.8 million, $1.7 million, and $1.3 million, respectively.

In the normal course of business, the Company is involved in various legal claims. Management has reviewed all legal claims against the Company with outside legal counsel and has taken into consideration the views of such counsel as to the outcome of the claims. In management's opinion, the final disposition of all such claims will not have a material adverse effect on the financial position and results of operations of the Company.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for extending loan facilities to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty.

Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing properties. At December 31, 2002 and 2001, the Bank had commitments to extend credit of approximately $115.8 million and $124.9 million, obligations under standby letters of credit of approximately $22.1 million and $6.0 million, commercial letters of credit of approximately $21.3 and $20.4 million, and commitments for credit card loans of approximately $790,000 and $3 million, respectively. In 2002, the Company obtained an additional line of credit of $18 million. Total credit line for borrowing amounted to $54 million at December 31, 2002.

(14) Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value.

Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$122,772	$122,772	$ 81,206	$ 81,206
Federal Reserve Bank stock	2,945	2,945	2,423	2,423
Federal Home Loan Bank stock	1,634	1,634	739	739
Securities held to maturity	7,542	7,595	17,555	17,792
Securities available for sale	272,006	272,006	195,420	195,420
Loans receivable, net	991,599	998,269	806,115	811,057
Loans held for sale	12,540	12,540	14,947	14,947
Accrued interest receivable	5,533	5,533	5,408	5,408
Liabilities:				
Noninterest-bearing deposits	$412,060	$412,060	$301,576	$301,576
Interest-bearing deposits	871,919	878,971	740,777	745,388
Other borrowed funds	34,450	34,450		
Treasury, tax, and loan remittance	3,347	3,347	2,873	2,873
Accrued interest payable	3,385	3,385	4,726	4,726

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value are explained below:

(a) Cash and Cash Equivalents

The carrying amounts approximate fair value due to the short-term nature of these instruments.

(b) Federal Reserve Bank and Federal Home Loan Bank Stocks

The carrying amounts approximate fair value due to the short-term nature of these investments.

(c) Securities

The fair value of securities is generally obtained from market bids from similar or identical securities, or obtained from independent securities brokers or dealers.

(d) Loans

Fair values are estimated for portfolios of loans with similar financial characteristics, primarily fixed and adjustable rate interest terms. The fair values of fixed rate mortgage loans are based on discounted cash flows utilizing applicable risk-adjusted spreads relative to the current pricing of similar fixed rate loans, as well as anticipated repayment schedules. The fair value of adjustable rate commercial loans is based on the estimated discounted cash flows utilizing the discount rates that approximate the pricing of loans collateralized by similar commercial properties. The fair value of nonperforming loans at December 31, 2002 and 2001 was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans. The estimated fair value is net of allowance for loan losses. The carrying amount of accrued interest receivable approximates its fair value.

(e) Federal Reserve Bank Stock

The carrying amount approximates fair value, as the stocks may be sold back to the Federal Reserve Bank at carrying value.

(f) Federal Home Loan Bank Stock

The carrying amount approximates fair value, as the stocks may be sold back to the Federal Home Loan Bank at carrying value.

(g) Deposits

The fair value of nonmaturity deposits is the amount payable on demand at the reporting date. Nonmaturity deposits include non-interest bearing demand deposits, savings accounts, super NOW accounts, and money market demand accounts. Discounted cash flows have been used to value term deposits such as certificates of deposit. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term. The carrying amount of accrued interest payable approximates its fair value.

(h) Securities Sold under Repurchase Agreements

The carrying amounts approximate fair value due to the short-term nature of these instruments.

(i) Other Borrowed Funds

The carrying amounts approximate fair value due to the short-term nature of these instruments.

(j) Loan Commitments and Standby Letters of Credit

The fair value of loan commitments and standby letters of credit is based upon the difference between the current value of similar loans and the price at which the Bank has committed to make the loans. The fair value of loan commitments and standby letters of credit is immaterial at December 31, 2002 and 2001.

(15) Business Segment Information

The following disclosure about segments of the Company is made in accordance with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* The Company segregates its operations into three primary segments: Banking Operations, Trade Finance Services (TFS), and Small Business Administration Lending Service (SBA). The Company determines the operating results of each segment based on an internal management system that allocates certain expenses to each segment.

(a) Bank Operations

The Bank provides lending products, including commercial, installment, and real estate loans, to its customers.

(b) Trade Finance Services (TFS)

The Trade Finance department allows the Company's import/export customers to handle their international transactions. Trade finance products include the issuance and collection of letters of credit, international collection, and import/export financing.

(c) Small Business Administration Lending Service (SBA)

The SBA department provides customers of the Bank access to the United States SBA guaranteed lending program.

	Business segment			
	Banking operations	TFS	SBA	Company
		(Dollars in thousands)		
2002:				
Net interest income	$ 43,321	$ 1,583	$ 3,358	$ 48,262
Less provision for loan losses	5,622	(273)	(549)	4,800
Other operating income	16,416	2,739	1,758	20,913
Net revenue	54,115	4,595	5,665	64,375
Other operating expenses	35,068	1,634	1,631	38,333
Earnings before taxes	19,047	2,961	4,034	26,042
Total assets	$1,330,374	$46,270	$79,654	$1,456,298

	Business segment			
	Banking operations	TFS	SBA	Company
		(Dollars in thousands)		
2001:				
Net interest income	$ 37,992	$ 1,687	$ 4,275	$ 43,954
Less provision for loan losses	870	588	(58)	1,400
Other operating income	14,579	2,144	264	16,987
Net revenue	51,701	3,243	4,597	59,541
Other operating expenses	30,314	1,515	199	32,028
Earnings before taxes	$ 21,387	$ 1,728	$ 4,398	$ 27,513
Total assets	$1,054,295	$33,328	$71,136	$1,158,760

	Business segment			
	Banking operations	TFS	SBA	Company
		(Dollars in thousands)		
2000:				
Net interest income	$ 36,002	$ 1,966	$ 3,570	$ 41,538
Less provision for loan losses	1,002	89	1,159	2,250
Other operating income	11,294	2,208	1,317	14,819
Net revenue	46,294	4,085	3,728	54,107
Other operating expenses	24,536	1,592	1,668	27,796
Earnings before taxes	$ 21,758	$ 2,493	$ 2,060	$ 26,311
Total assets	$933,041	$33,365	$68,203	$1,034,610

(16) Condensed Financial Information of Parent Company

Statement of Financial Condition

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Assets:		
Cash	$ 1,893	$ 409
Receivable from Hanmi Bank		367
Investment in Pacific International Bank	350	350
Investment in Hanmi Bank	122,221	103,747
Other assets	11	—
Total assets	124,475	104,873
Liabilities	6	—
Shareholders' equity	124,469	104,873
Total liabilities and shareholder's equity	$124,475	$104,873

Statement of Operations

	2002	2001
	(Dollars in thousands)	
Equity in earnings of Hanmi Bank	$17,371	$17,279
Other expense, net	(341)	(469)
Net income	$17,030	$16,811

Statement of Cash Flows

	2002	2001
	(Dollars in thousands)	
Cash flows from operating activities:		
Net income	$ 17,030	$ 16,810
Adjustments to reconcile net income to net cash used in operating activities:		
Earnings of Hanmi Bank	(17,371)	(17,279)
(Increase) decrease in receivable from Hanmi Bank	368	(368)
(Increase) in other assets	(11)	—
Increase (decrease) in liabilities	6	(38)
Net cash provided by/(used in) operating activities	22	(875)
Cash flows from investing activities — Dividends received from Hanmi Bank		
Dividends received from Hanmi Bank	—	500
Purchase of minority interest in Pacific International Bank	—	(350)
Net cash provided by investing activities	—	150
Cash flows from financing activities — Proceeds from issuance of common stocks		
Proceeds from issuance of common stocks	1,469	717
Cash paid for stock retirement		(345)
Cash paid for fractional shares on dividends	(7)	(7)
Net cash provided by financing activities	1,462	365
Net (decrease) increase in cash	1,484	(360)
Cash, beginning of year	409	769
Cash, end of year	$ 1,893	$ 409

(17) Quarterly Financial Data (Unaudited)

Summarized quarterly financial data follows:

	March 31	June 30	September 30	December 31
	(Dollars in thousands, except share amounts)			
2002:				
Net interest income	$11,334	$11,820	$12,805	$12,303
Provision for credit losses	1,050	1,050	1,050	1,650
Net income	4,123	2,974	5,141	4,792
Basic earnings per share	.30	.22	.37	.34
Diluted earnings per share	.29	.21	.37	.33
2001:				
Net interest income	$10,961	$10,272	$11,679	$11,041
Provision for credit losses	50	250	700	400
Net income	3,946	4,219	4,415	4,230
Basic earnings per share	.29	.31	.32	.31
Diluted earnings per share	.28	.30	.32	.31

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 28, 2003.

Hanmi Financial Corporation

By: /s/ CHUNG HOON YOUK
Chung Hoon Youk
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated as of March 28, 2003.

/s/ CHUNG HOON YOUK
Chung Hoon Youk
President and Chief Executive Officer
(principal executive officer)

/s/ YOUNG KU CHOE
Yong Ku Choe
Senior Vice President and Chief Financial Officer
(principal financial and accounting officer)

/s/ EUNG KYUN AHN
Eung Kyun Ahn
Director

/s/ I JOON AHN
I Joon Ahn
Director

/s/ STUART S. AHN
Stuart S. Ahn
Director

/s/ GEORGE S. CHEY
George S. Chey
Director

/s/ KI TAE HONG
Ki Tae Hong
Director

/s/ JOON H. LEE
Joon H. Lee
Director

/s/ RICHARD B. C. LEE
Richard B. C. Lee
Director

/s/ CHANG KYU PARK
Chang Kyu Park
Director

/s/ JOSEPH K. RHO
Joseph K. Rho
Director

/s/ WON R. YOON
Won R. Yoon
Director

Certification of Chief Executive Officer

I, Chung Hoon Youk, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Hanmi Financial Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; an

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ CHUNG HOON YOUK

Chung Hoon Youk

Chief Executive Officer

Date:

Certification of Chief Financial Officer

I, Yong Ku Choe, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Hanmi Financial Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ YONG KU CHOE

Yong Ku Choe
Chief Financial Officer

Date:

EXHIBIT INDEX

Exhibit Number	
3(i)	Certificate of Incorporation of the Registrant(1)
3(ii)	Bylaws of the Registrant(1)
4.1	Specimen Certificate of Registrant(1)
10.1	Employment Agreement with Chung Hoon Youk
10.2	Hanmi Financial Corporation Year 2000 Stock Option Plan(2)
21	Subsidiaries of the Registrant(1)
23.1	Consent of KPMG LLP
23.2	Consent of Deloitte & Touche LLP
99.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act
99.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act

(1) Previously filed and incorporated by reference herein from Registrant's Registration Statement on Form S-4 (No. 333-32770).

(2) Previously filed and incorporated by reference herein from Registrant's Registration Statement on Form S-8 (No. 333-44320 and 44090).